AMENDED AND RESTATED SECOND LIEN CREDIT AGREEMENT

DATED AS OF OCTOBER 30, 2017

Between:

PLATINUM GROUP METALS LTD.
as Borrower

- and -

PLATINUM GROUP METALS (RSA) PROPRIETARY LIMITED
as Guarantor

- and -

LIBERTY METALS & MINING HOLDINGS, LLC
as Production Payment Termination Fee Holder

- and -

LIBERTY METALS & MINING HOLDINGS, LLC
as Agent

- and -

THE SEVERAL LENDERS FROM TIME TO TIME PARTY HERETO
as Lenders

3.4	Insurance Mandatory Prepayment	29
3.5	Mnombo and Waterberg Mandatory Prepayment	29
3.6	Application of Mandatory Prepayments	29
3.7	Paramountcy of First Lien Facility	29
3.8	Priority of Payments	30

ARTICLE 4 SECURITY		30

4.1	Security Documents	30
4.2	Registration of the Security	30

ARTICLE 5 CONDITIONS PRECEDENT		30

5.1	Conditions Precedent to Effectiveness of Agreement	30
5.2	Waiver	33

ARTICLE 6 REPRESENTATIONS AND WARRANTIES		33

6.1	Representations and Warranties of the Credit Parties	33
6.2	Representations and Warranties Relating to Mnombo	48
6.3	Reliance	48
6.4	Survival and Inclusion	48

ARTICLE 7 COVENANTS OF THE CREDIT PARTIES		48

7.1	Positive Covenants	48
7.2	Additional Positive Covenants	52
7.3	Negative Covenants	55
7.4	Reimbursement of Expenses	59
7.5	Agent May Perform Covenants	60

ARTICLE 8 DEFAULT AND ENFORCEMENT		60

8.1	Events of Default	60
8.2	Acceleration on Default	64
8.3	Waiver of Default	65
8.4	Enforcement by the Agent	65
8.5	Set-Off	65
8.6	Agent Appointed Attorney	66
8.7	Remedies Cumulative	66

ARTICLE 9 AGENT		66

9.1	Appointment and Authorization of Agent	66
9.2	Interest Holders	66
9.3	Consultation with Counsel	66

9.4	Documents	67
9.5	Agent as Lender	67
9.6	Responsibility of Agent	67
9.7	Action by Agent	67
9.8	Notice of Events of Default	68
9.9	Responsibility Disclaimed	68
9.10	Indemnification	68
9.11	Credit Decision	69
9.12	Successor Agent	69
9.13	Delegation by Agent	69
9.14	Waivers and Amendments	70
9.15	Delegation by Agent Conclusive and Binding	71
9.16	Adjustments among Lenders after Acceleration	71
9.17	Redistribution of Payment	72
9.18	Distribution of Notices	72
9.19	Discharge of Security	72
9.20	Decision to Enforce Security	73
9.21	Enforcement	73
9.22	Application of Cash Proceeds of Realization	73
9.23	Collective Action of the Transaction Parties	74
9.24	Assignment of Security	75

ARTICLE 10 NOTICES		75

10.1	Notice to the Borrower	75
10.2	Notice to the Finance Parties	75
10.3	Valid Notice	76
10.4	Waiver of Notice	76

ARTICLE 11 INDEMNITIES, TAXES, CHANGES IN CIRCUMSTANCES		76

11.1	General Indemnity	76
11.2	Environmental Indemnity	77
11.3	Action by Agent to Protect Interests	78
11.4	Currency Indemnity	78
11.5	Payments Free and Clear of Taxes	78

ARTICLE 12 MISCELLANEOUS		82

12.1	No Waiver; Remedies Cumulative	82

12.2	Survival	82
12.3	Benefits of Agreement	83
12.4	Binding Effect; Assignment	83
12.5	Maximum Return	84
12.6	Entire Agreement	85
12.7	Severability	85
12.8	Counterparts and Electronic Transmission	85

SCHEDULE A	LENDERS, PRINCIPAL ADVANCED AND NOTICE PARTICULARS	1

SCHEDULE B	SECURITY DOCUMENTS	1

SCHEDULE C	CONSENTS, APPROVALS, ETC.	1

SCHEDULE D	PROJECT MAP	1

SCHEDULE E	MATERIAL AGREEMENTS	1

SCHEDULE F	EQUITY INTERESTS OF CREDIT PARTIES AND SUBSIDIARIES	1

SCHEDULE G	ACCOUNTS	1

AMENDED AND RESTATED SECOND LIEN CREDIT AGREEMENT

THIS AGREEMENT made as of October 30, 2017

BETWEEN:
PLATINUM GROUP METALS LTD., a company existing under the laws of British Columbia
(the “Borrower”)

AND:
PLATINUM GROUP METALS (RSA) PROPRIETARY LIMITED, a company existing under the laws of South Africa, as Guarantor

AND:
LIBERTY METALS & MINING HOLDINGS, LLC, a limited liability company formed under the laws of Delaware, as Production Payment Termination Fee Holder

AND:
LIBERTY METALS & MINING HOLDINGS, LLC, a limited liability company formed under the laws of Delaware, as Agent

AND:
THE SEVERAL LENDERS FROM TIME TO TIME PARTY HERETO AS LENDERS

WHEREAS the parties hereto entered into a second lien credit agreement dated as of November 2, 2015 (the “Initial Credit Agreement”) as amended by a first credit agreement modification agreement dated as of May 3, 2016, a second credit agreement modification agreement dated as of September 19, 2016, a third credit agreement modification agreement dated as of January 13, 2017, a fourth credit agreement modification agreement dated as of April 13, 2017, a fifth credit agreement modification agreement dated as of June 13, 2017, a sixth credit agreement modification agreement dated as of June 27, 2017 and the Side Letter (the Initial Credit Agreement as so amended, the “Existing Credit Agreement”).

AND WHEREAS the Borrower, Guarantor and Liberty Metals & Mining Holdings, LLC entered into a Production Payment Agreement Termination Agreement dated October 30, 2017, pursuant to which they terminated the Production Payment Agreement (as hereinafter defined) in consideration for the payment by the Borrower to Liberty Metals & Mining Holdings, LLC of the Termination Fee (or if applicable, the Reduced Termination Fee).

AND WHEREAS the parties hereto wish to amend and restate the Existing Credit Agreement as follows.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are acknowledged, each of the parties agrees with each of the others as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

“2017 SARB Approval” has the meaning attributed to such term in Section 7.2(s);

“Advance” means the advance of the Facility contemplated herein;

“Affiliate” has the meaning attributed to that term in the Business Corporations Act (British Columbia) and for the purposes of this Agreement includes Subsidiaries;

“Affiliate Transaction” has the meaning attributed to that term in Section 7.3(k);

“Africa Wide” means Africa Wide Mineral Prospecting and Exploration (Pty) Ltd.;

“Agent” means Liberty Metals & Mining Holdings, LLC, in its capacity as agent of the Lenders and the Production Payment Termination Fee Holder as contemplated by this Agreement, and any successor thereto pursuant to Section 9.12;

“Agreement”, “this Agreement”, “hereto”, “hereby”, “hereunder”, “hereof”, “herein” and similar expressions refer to this amended and restated second lien credit agreement and not to any particular Article, section, subsection, paragraph, clause, subdivision or other portion hereof, and include any and every supplemental agreement; and the expressions “Article”, “Section”, “subsection” and “paragraph” followed by a number mean and refer to the specified Article, section, subsection or paragraph of this Agreement;

“AIF” means the Borrower’s annual information form for the fiscal year ended August 31, 2014;

“Amount Payable” means any principal amount advanced and any other amount payable hereunder or under any of the Facility Documents;

“Amendment Fee Shares” has the meaning attributed to such term in the Existing Credit Agreement;

“Anti-Corruption Policy” means the anti-bribery and anti-corruption policy adopted by the board of directors of the Borrower;

“Applicable Law” means, at any time, with respect to any Person, property, transaction, event or other matter, as applicable, all laws, rules, statutes, regulations, treaties, orders, judgments and decrees, and all official requests, directives, rules, guidelines, orders, policies, practices and other requirements of any Governmental Authority relating or applicable at such time to such Person, property, transaction, event or other matter, and also includes any interpretation thereof by any Person having jurisdiction over it or charged with its administration or interpretation;

“Applicable Securities Legislation” means all applicable securities laws of each of the Reporting Jurisdictions and the respective rules and regulations under such laws together with applicable published fee schedules, prescribed forms, policy statements, national or multilateral instruments, orders, blanket rulings and other applicable regulatory instruments of the securities regulatory authorities in any of the Reporting Jurisdictions and such other jurisdictions as may be agreed to between the Borrower and the Agent;

“arm’s length” has the meaning attributed to that term in the ITA;

“Authorization” means any authorization, consent, permit, certificate, approval, resolution, licence, concession, exemption, filing, notarization or registration;

“BCSC” means the British Columbia Securities Commission;

“BMONB” has the meaning attributed to such term in Section 7.3(aa) hereof;

“BMONB Letter Agreement” has the meaning attributed to such term in Section 7.3(aa) hereof;

“Business Day” means any day (other than Saturday, Sunday or a statutory holiday) when banks are open in the cities of Vancouver, British Columbia, Toronto, Ontario and Johannesburg, South Africa;

“Call Option Agreement” has the meaning attributed to such term in Schedule E;

“Capital Expenditures” means expenditures made by the Borrower on a consolidated basis in any period for tangible assets (after deducting the net proceeds received by the Borrower on a consolidated basis during such period from the disposal of similar tangible assets in the Ordinary Course of Business) required to be classified as fixed assets or leasehold improvements on the balance sheet of the Borrower on a consolidated basis in accordance with IFRS;

“Capital Lease” means, with respect to a Person, a lease or other arrangement in respect of real or personal property that is required to be classified and accounted for as a capital lease obligation on a balance sheet of the Person in accordance with IFRS;

“Capital Lease Obligation” means, with respect to a Person, the obligation of the Person to pay rent or other amounts under a Capital Lease and for the purposes of this definition, the amount of such obligation at any date shall be the capitalized amount of such obligation at such date as determined in accordance with IFRS;

“Care & Maintenance Budget” has the meaning attributed to that term in the Side Letter Consent;

“Cash Proceeds of Realization” means the aggregate of (a) all Proceeds of Realization in the form of cash, and (b) all cash proceeds of the sale or disposition of non-cash Proceeds of Realization, in each case expressed in U.S. Dollars.

“Cession and Pledge in Security” has the meaning attributed to that term in Schedule B hereto;

“Change of Control” means the occurrence of any of the following events:

(a)

a report is filed with any securities commission or securities regulatory authority in Canada, disclosing that any offeror (as such term is defined in Section 1.1 of Multilateral Instrument 62-104), has acquired beneficial ownership (within the meaning of the Securities Act) of, or the power to exercise control or direction over, or securities convertible into, any Voting Shares of the Borrower, that together with the offeror’s securities (as such term is defined in Section 1.1 of Multilateral Instrument 62-104) in relation to the Voting Shares of the Borrower, would constitute Voting Shares of the Borrower representing more than 30% of the total voting power attached to all Voting Shares of the Borrower then outstanding;

(b)

any amalgamation, consolidation, statutory arrangement (involving a business combination) or merger of any Credit Party is consummated (1) in which such Credit Party is not the continuing or surviving corporation, or (2) pursuant to which any Voting Shares of such Credit Party would be reclassified, changed or converted into or exchanged for cash, securities or other property, other than (in each case) an amalgamation, consolidation, statutory arrangement or merger of any Credit Party in which the holders of the Voting Shares of such Credit Party immediately prior to the amalgamation, consolidation, statutory arrangement or merger have, directly or indirectly, more than 50% of the Voting Shares of the continuing or surviving corporation immediately after such transaction;

(c)

any Person or group of Persons shall succeed in having a sufficient number of its nominees elected as Directors of the Borrower such that such nominees, when added to any existing Directors after such election who was a nominee of or is an Affiliate or related Person of such Person or group of Persons, will constitute a majority of the Directors;

(d)	the Guarantor shall cease to be a direct wholly-owned Subsidiary of the Borrower; or

(e)	Maseve ceases to be a direct Subsidiary of the Guarantor;

“Closing Date” means the date on which the conditions precedent to the effectiveness of this Agreement or any amendment or modification to this Agreement are satisfied, fulfilled or otherwise met to the satisfaction of the Transaction Parties, as the case may be;

“Code” means the United States Internal Revenue Code of 1986;

“Common Shares” means common shares in the capital of the Borrower as such common shares exist at the close of business on the date of execution and delivery of this Agreement;

“Constating Documents” means:

(a)	with respect to a corporation, its articles of incorporation, amalgamation or continuance or other similar documents and its by-laws or other similar documents; and

(b)	with respect to any other Person which is an artificial body, whether with or without legal personality, the organization and governance documents of such Person,

in each case as amended or supplemented from time to time;

“Contingent Liabilities” means, with respect to a Person, any agreement, undertaking or arrangement by which the Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or other, to provide funds for payment, to supply funds to, or otherwise to invest in a debtor, or otherwise to assure a creditor against loss) the obligation, debt or other liability of any other Person or guarantees the payment of dividends or other distributions upon the shares (or other ownership interests) of any Person. The amount of any contingent liability will, subject to any limitation contained therein, be deemed to be the outstanding principal amount (or maximum principal amount, if larger) of the obligation, debt or other liability to which the contingent liability is related;

“Credit Parties” means the Borrower and the Guarantor and “Credit Party” means any one of them;

“Current Assets” means, at any time, all cash and accounts receivable from third parties (net of accounts receivable which are more than 30 past due) on the consolidated balance sheet of the Borrower, determined as of such time in accordance with IFRS;

“Current Liabilities” means, at any time, all accounts payable and accrued liabilities to third parties (excluding the Facility and the First Lien Facility) on the consolidated balance sheet of the Borrower, determined as of such time in accordance with IFRS;

“Default” means an Event of Default or any event or circumstance which would (with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing) be an Event of Default;

“DFS Plan and Budget” has the meaning attributed to that term in the Side Letter Consent;

“Direct Agreement” has the meaning attributed to such term in Schedule E;

“Director” means a director of the Borrower for the time being and “Directors” means the board of directors of the Borrower or, whenever duly empowered, a committee of the board of directors of the Borrower, and reference to action by the Directors means action by the directors as a board or action by such a committee of the board as a committee;

“Drawdown” means the borrowing or credit of funds by way of the Advance in an amount of $40,000,000;

“Drawdown Shares” has the meaning attributed to such term in the Existing Credit Agreement;

“Enforcement Date” means the date on which the Agent notifies the Borrower, pursuant to Section 8.2, that the entire unpaid principal amount of the Facility is forthwith due and payable or on which such indebtedness automatically becomes due and payable pursuant to such section, whichever occurs first;

“Environmental Laws” means all federal, provincial, state, municipal, county, local and other laws including statutes, codes, ordinances, by-laws, rules, regulations, policies, guidelines, certificates, approvals, permits, consents, directions, standards, judgments, orders and other Authorizations, as well as common law, civil law and other jurisprudence or authority, in each case, domestic or foreign, having the force of law at any time relating in whole or in part to any Environmental Matters and any permit, order, direction, certificate, approval, consent, registration, licence or other Authorization of any kind held or required to be held in connection with any Environmental Matters;

“Environmental Matters” means:

(a)

any condition, any activity, or substance, heat, energy, sound, vibration, radiation, odour or other pollution that either (1) may affect ambient or indoor air, water, soils, land, groundwater or other sub-surface strata or affect human health, including workplace safety, or any plant, animal or other living organism or (2) may give rise to any violation of, liability or any claim under any Environmental Law; and

(b)

any use, generation, distribution, disposal, storage, transportation, processing, management, handling, manufacture, treatment, release, spilling, emitting, leaching, migrating or discharge of any Hazardous Material or other pollution on, at or into ambient or indoor air, water, soils, land, groundwater or other sub- surface strata or any other location from which any such Hazardous Material or pollution may enter any ambient or indoor air, water, soils, land, groundwater or other sub-surface strata;

“Escrow Agreement” means the escrow agreement dated October 30, 2017 between the Borrower, the Guarantor, the First Lien Agent, the Agent and counsel to the First Lien Agent;

“Escrow Funds” has the meaning given to it in Section 7.2(r) .

“Event of Default” has the meaning attributed to such term in Section 8.1 hereof;

“Exchanges” means the TSX and the NYSE MKT LLC and each of their respective successors thereto;

“Excluded Taxes” means, with respect to a Finance Party or Tax Related Person (each, a “Recipient”) and any payment to be made to a Recipient by or on account of any obligation of any Credit Party under any of the Facility Documents, (i) any Taxes imposed on (or measured by) its net or gross income or any other Taxes imposed as a result of such Recipient being organized or having its principal office located in or, in the case of any Finance Party or Tax Related Person, having its applicable lending office located in, the taxing jurisdiction or that are Other Connection Taxes, and (ii) any US federal withholding tax under FACTA;

“Existing Credit Agreement” has the meaning attributed to such term in the recitals hereof;

“Facility” has the meaning attributed to such term in Section 2.1 hereof;

“Facility Documents” means this Agreement, the Security Documents, the Production Payment Agreement Termination Agreement, the Side Letter, the Side Letter Consent, the Escrow Agreement and all other certificates, instruments, notices and documents delivered or to be delivered by the Credit Parties hereunder or thereunder, each as amended, modified, supplemented, restated or replaced from time to time;

“Facility Indebtedness” means all present and future debts, liabilities and obligations of the Borrower and each other Credit Party to any of the Finance Parties under or in connection with this Agreement and the other Facility Documents, including all Amounts Payable, the Termination Fee and all fees, interest and other money payable or owing from time to time pursuant to the terms of this Agreement or the Production Payment Agreement Termination Agreement;

“FACTA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantially comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to current Section 1471(b)(l) of the Code (or any amended or successor version described above) and any intergovernmental agreements implementing any of the foregoing and related legislation or official administrative rules or practices with respect thereto;

“Finance Parties” means the Agent and the Lenders and where the context requires or permits, the Production Payment Termination Fee Holder;

“Financial Instrument Obligations” means, with respect to any Person, obligations arising under:

(a)

interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is interest rates or the price, value or amount payable thereunder is dependent or based upon interest rates or fluctuations in interest rates in effect from time to time (but excluding non- speculative conventional floating rate Indebtedness);

(b)

currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates in effect from time to time; and

(c)

any agreement for the making or taking of any commodity (including but not limited to platinum, gold, silver, copper, nickel, cobalt, coal, natural gas, oil and electricity), swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is any commodity or the price, value or amount payable thereunder is dependent or based upon the price or fluctuations in the price of any commodity;

or any other similar transaction, including any option to enter into any of the foregoing, or any combination of the foregoing, in each case to the extent of the net amount due or accruing due by the Person under the obligations determined by marking the obligations to market in accordance with their terms;

“First Lien Agent” means Sprott Resource Lending Partnership, in its capacity as administrative agent under the First Lien Credit Agreement, and any successors thereto in such capacity;

“First Lien Credit Agreement” means the senior secured first lien amended and restated credit agreement dated as of October 11, 2016 (as amended from time to time) among Platinum Group Metals Ltd., as borrower, Platinum Group Metals (RSA) Proprietary Limited, as guarantor, Sprott Resource Lending Partnership, as administrative agent and the several lenders from time to time party thereto as lenders;

“First Lien Default” means an Event of Default, as each such term is defined in the First Lien Credit Agreement;

“First Lien Facility” means the Facility, as defined in the First Lien Credit Agreement;

“First Lien Facility Documents” means the Facility Documents, as defined in the First Lien Credit Agreement;

“First Lien Facility Indebtedness” means the Facility Indebtedness, as defined in the First Lien Credit Agreement;

“First Lien Security” means the Security, as defined in the First Lien Credit Agreement;

“First Lien Termination Date” means the date on which all First Lien Facility Indebtedness has been permanently paid in full;

“First Required Financing” has the meaning attributed to such term in Section 7.1(n) hereof;

“G&A Expenses” has the meaning attributed to such term in Section 7.2(r) hereof;

“Group” means the Credit Parties and each of their Subsidiaries;

“Governmental Authority” means each national, state, provincial, county, municipal or other such governmental, legislative, regulatory or other public authority (whether domestic or foreign), including their authorized administrative bodies, boards, tribunals, courts, commissions and agencies which has legal jurisdiction over a Person or a matter relevant to this Agreement;

“Guarantee” has the meaning attributed to that term in Schedule B hereto;

“Guarantor” means Platinum Group Metals (RSA) Proprietary Limited, a company incorporated under the laws of the Republic of South Africa, and any other guarantors from time to time party hereto, and their respective successors and permitted assigns;

“Hazardous Materials” means any radioactive materials, asbestos materials, urea formaldehyde, pollutants, deleterious substances, dangerous substances or goods, hazardous, corrosive or toxic substances, hazardous waste or waste of any kind or any other substance the storage, manufacture, disposal, treatment, generation, use, transport, remediation or release into the environment of which impairs or may impair the environment, injure or damage property, plant or animal life, or harm or impair the health of any individual;

“IASB” means the International Accounting Standards Board or any successor thereto;

“IFRS” means international financial reporting standards, approved by the IASB, as at the date on which any calculation or determination is required to be made, provided that, in accordance with such international financial reporting standards, where the IASB includes a recommendation concerning the treatment of any accounting matter, such recommendation shall be regarded as the only international financing reporting standard;

“Impala” means Impala Platinum Holdings Limited;

“Impala Guarantor Pledge Agreement” has the meaning attributed to such term in Schedule B;

“Impala Transactions” has the meaning attributed to that term in the Side Letter Consent;

“Indebtedness” means, with respect to a Person, without duplication:

(a)

all obligations of the Person for borrowed money, including debentures, notes or similar instruments and other financial instruments and obligations with respect to bankers’ acceptances and contingent reimbursement obligations relating to letters of credit;

(b)	all Financial Instrument Obligations of the Person;

(c)	all Capital Lease Obligations and Purchase Money Obligations of the Person;

(d)	all Indebtedness of any other Person secured by a Security Interest on any asset of the Person;

(e)	all obligations to repurchase or redeem any Common Shares or any other shares of the Borrower prior to the Stated Maturity Date;

(f)	all Contingent Liabilities of the Person with respect to obligations of another Person if such obligations are of the type referred to in paragraphs (a) to (f) above; and

(g)	all financial obligations under the Production Payment Agreement Termination Agreement;

“Indemnified Parties” has the meaning attributed to such term in Section 11.1 hereof;

“Indemnified Taxes” means Taxes imposed on or with respect to any payment made by or on account of any obligation of any Credit Party under any Facility Document other than Excluded Taxes;

“Initial Credit Agreement” has the meaning attributed to such term in the recitals hereof;

“Initial Lender” means Liberty Metals & Mining Holdings, LLC as Lender on the date hereof;

“Initial Lender’s Certificate” has the meaning attributed to such term in the Existing Credit Agreement;

“Intercreditor Agreement” means the intercreditor agreement to be dated November 19, 2015 among the Agent, the First Lien Agent, the Production Payment Termination Fee Holder, the Borrower and the Guarantor;

“Interest Expense” for a period means the interest expense of the Borrower for such period on a consolidated basis;

“Interest Period” means, initially, the period from and including the date of the Advance to and including the last day of the fiscal quarter in which such Advance was made and thereafter each successive fiscal quarter ending on the last day of March, June, September and December in each calendar year; provided that any Interest Period which would otherwise end on a day which is not a London Banking Day shall be extended to end on the next London Banking Day, unless that next London Banking Day falls in the next fiscal quarter, in which case that Interest period shall be shortened to end on the preceding London Banking Day;

“International Trade Laws” has the meaning attributed to such term in Section 6.1(ddd);

“Investment” shall mean any advance, loan, extension of credit or capital contribution to, purchase of shares, bonds, notes, debentures or other securities of, or any other investment made in, any Person. The amount of any Investment shall be the original principal or capital amount thereof less all returns of principal or equity, or distributions or dividends paid, thereon and shall, if made by the transfer or exchange of property other than cash, be deemed to have been made in an original principal or capital amount equal to the fair value of such property at the time of such Investment;

“ITA” means the Income Tax Act (Canada);

“Lenders” means the Person listed on the signature pages hereto as Lender and any other Person who becomes party to this Agreement pursuant to an assignment agreement by a Lender which is permitted hereunder, in each case its capacity as a lender hereunder, and “Lender” means any one of them;

“Lenders’ Counsel” means Fasken Martineau DuMoulin LLP and, at any time, any other legal counsel retained by the Agent for and on behalf of the Finance Parties in the relevant jurisdiction to the matter in question;

“LIBOR” means, in respect of an Interest Period, the rate expressed as a percentage per annum for deposits in US Dollars in the London interbank market for a period equal to twelve (12) months that appears on the Reuters LIBOR 01 Page or the Bloomberg Screen BBAM (or any successor source from time to time) as of 11:00 a.m. (London time) on the first day of the relevant Interest Period;

“London Banking Day” means a day on which dealings in US Dollar deposits by and between banks may be transacted in the London interbank market;

“Macquarie” has the meaning attributed to such term in Section 7.3(aa) hereof;

“Macquarie Letter Agreement” has the meaning attributed to such term in Section 7.3(aa) hereof;

“Majority Creditors” means, at any time and from time to time, such group of Lenders and Production Payment Termination Fee Holder(s) whose Pro Rata Share hereunder and under the Production Payment Agreement Termination Agreement aggregate at least 51% of the aggregate Pro Rata Share of the Lenders and the Production Payment Termination Fee Holder(s) hereunder and under the Production Payment Agreement Termination Agreement at such time;

“Majority Lenders” means, at any time and from time to time, such group of Lenders whose Pro Rata Share hereunder aggregate at least 51% of the aggregate Pro Rata Share of the Lenders hereunder at such time;

“Management Agreement” means the management agreement dated October 13, 2017 between the Guarantor and Waterberg JV;

“Maseve” means Maseve Investments 11 Proprietary Limited, a company incorporated under the laws of the Republic of South Africa;

“Material Adverse Effect” means, individually or in the aggregate, a material adverse effect on:

(a)	the business, operations, prospects, results of operations, assets, liabilities or condition (financial or otherwise) of the Project or any part thereof or any Credit Party;

(b)	the ability of any Credit Party to observe or perform its material obligations under this Agreement or any of the other Facility Documents in accordance with the terms hereof and thereof;

(c)	the validity or enforceability of this Agreement or any other Facility Document;

(d)	any rights or remedies of any Finance Party under this Agreement or any other Facility Document; or

(e)	the priority or ranking of any Security Interest granted pursuant to the Security Documents or any of the rights or remedies of the Agent thereunder;

“Material Agreements” means any Project Document which (i) is prudent or necessary for the continuing operation and development of the Project or the Waterberg JV Project and (ii) contains terms and conditions which, if amended or, upon breach, termination, non-renewal or non-performance, could reasonably be expected to have a Material Adverse Effect and for greater certainty includes the documents listed in Schedule E hereto;

“Material Subsidiaries” means the Guarantor, Waterberg JV, Maseve and Mnombo;

“Mnombo” means Mnombo Wethu Consultants Proprietary Limited, a company incorporated under the laws of the Republic of South Africa;

“MOI” has the meaning attributed to such term in Schedule E;

“Money Laundering Laws” has the meaning attributed to such term in Section 6.1(ccc);

“MPRDA” means the Mineral and Petroleum Resources Development Act, 28 of 2002 (South Africa);

“NI 43-101” means National Instrument 43-101 (Standards of Disclosure for Mineral Projects), as adopted by the Canadian Securities Administrators, as it may be amended, replaced or superseded from time to time;

“NI 45-102” means National Instrument 45-102 (Resale of Securities), as adopted by the Canadian Securities Administrators, as it may be amended, replaced or superseded from time to time;

“NI 51-102” means National Instrument 51-102 (Continuous Disclosure Obligations), as adopted by the Canadian Securities Administrators, as it may be amended, replaced or superseded from time to time;

“Notice of Borrowing” means, in relation to the Advance, the notice by the Borrower to the Agent requesting the Drawdown, which shall be in form and substance acceptable to the Agent;

“Obligations” means, without duplication, with respect to a Person, all items which, in accordance with IFRS, would be included as liabilities on the liability side of the balance sheet of the Person and all Contingent Liabilities of the Person;

“OFAC” has the meaning attributed to such term in Section 6.1(eee);

“Ordinary Course of Business” means an action taken by a Credit Party or its Subsidiaries if:

(a)	such action is consistent with past practices and is taken in the ordinary course of the normal day-to-day operations;

(b)

such action is not required to be authorised by the board of directors or general meeting of shareholders (or by any person or group of persons exercising similar authority) and is not required to be specifically authorised by an affiliate of such company; or

(c)

such action is similar in nature, magnitude and frequency to actions customarily taken, without any authorisation by the board of directors or general meeting of shareholders (or by any person or group of persons exercising similar authority), in the ordinary course of the normal day-to-day operations of other companies that are in the same line of business;

“Other Connection Taxes” means, with respect to a Lender, Tax Related Person, or the Agent, Taxes imposed as a result of a present or former connection between such Person and the jurisdiction imposing such Tax (other than connections arising from such Person having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Facility Document, or sold or assigned an interest in the Facility or Facility Document);

“Other Taxes” has the meaning attributed to such term in Section 11.5(c);

“Outstanding Maseve Amount” means $377,607,586.93 of shareholder loans outstanding as of September 30, 2017 which are payable to the Guarantor by Maseve Investments 11 Proprietary Limited;

“Permitted Encumbrances” means:

(a)	any Security Interest granted pursuant to the Security Documents;

(b)

any Security Interest or deposit under workers’ compensation, social security or similar legislation or in connection with bids, tenders, leases, contracts or expropriation proceedings or to secure related public or statutory obligations, surety and appeal bonds or costs of litigation where required by law;

(c)

any Security Interest imposed pursuant to statute such as builders’, mechanics’, materialman’s, carriers’, warehousemen’s and landlords’ liens and privileges, in each case, which relate to obligations not yet due or delinquent or, if due or delinquent, which the Credit Party or Subsidiary is contesting in good faith if such contest will involve no material risk of loss of any material part of the property of any Credit Parties and their Subsidiaries, taken as a whole;

(d)

any Security Interest for Taxes, assessments, unpaid wages or governmental charges or levies for the then current year, or not at the time due and delinquent or the validity of which is being contested at the time in good faith;

(e)

any right reserved to or vested in any Governmental Authority by the terms of any lease, licence, franchise, grant, claim, bond or permit held or acquired by any Credit Party or Subsidiary, or by any Applicable Law, to terminate the lease, licence, franchise, grant, claim, bond or permit or to purchase assets used in connection therewith or to require annual or other periodic payments as a condition of the continuance thereof;

(f)	any reservations, limitations, provisos and conditions expressed in original grants or authorizations from any Governmental Authority or existing under Applicable Law;

(g)

any encumbrance, such as easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons, rights-of-way for sewers, electric lines, telegraph and telephone lines, oil and natural gas pipelines and other similar purposes, or zoning or other restrictions applicable to the use of real property by any Credit Party or Subsidiary, or title defects, encroachments or irregularities, that do not in the aggregate detract from the value of the property or impair its use in the operation of the business of any Credit Party or Subsidiary, in each case, in a way that is material to the Credit Parties and their Subsidiaries, taken as a whole;

(h)	Security Interests which secure any Purchase Money Obligations or Capital Lease Obligations in respect of Indebtedness permitted under clause (b) of “Permitted Indebtedness”;

(i)	any Security Interests which secure Indebtedness permitted under clause (c) of “Permitted Indebtedness”;

(j)	the First Lien Security; and

(k)	any other Security Interest which the Agent (in accordance with the instructions of the Majority Lenders) agrees in writing is a Permitted Encumbrance for the purposes of this Agreement;

“Permitted Indebtedness” means:

(a)	Indebtedness under this Agreement and the Production Payment Agreement Termination Agreement;

(b)	Indebtedness in an aggregate amount not to exceed $1,000,000 that is either:

(i)

Purchase Money Obligations and Capital Lease Obligations acquired by a Credit Party after the date hereof, provided that the Security Interests for any such obligation are limited to the particular financed/leased equipment and proceeds thereof; or

(ii)

secured against surface rights outside of surface rights of the footprint of the Project’s mine area as shown on Schedule D, provided that the Security Interests for any such obligation are limited to the assets financed and the proceeds thereof;

(c)

Unsecured subordinated Indebtedness of the Borrower provided that (i) until the principal constituting Facility Indebtedness has been paid, cash payments of interest under such unsecured subordinated Indebtedness in excess of $2,500,000 are postponed to the prior indefeasible payment in full of the Facility Indebtedness, (ii) cash payments of principal under such unsecured subordinated Indebtedness are postponed to the prior indefeasible payment in full of the Facility Indebtedness, (iii) the maturity date of such unsecured subordinated Indebtedness is at least 180 days after the Stated Maturity Date, and (iv) such unsecured subordinated Indebtedness is not cross-defaultable or cross-accelerable to the Facility Indebtedness;

(d)

Indebtedness comprised of amounts owed to trade creditors and accruals in the Ordinary Course of Business, in each case (i) outstanding less than 90 days, or (ii) which are being disputed in good faith and, if material, in respect of which reasonable reserves have been established;

(e)	Indebtedness comprised of Financial Instrument Obligations which comply with Section 7.3(s);

(f)

with respect to government royalties payable pursuant to the terms of the Mineral and Petroleum Resources Royalty Act, No. 28 of 2008 and the Mineral and Petroleum Resources Royalty (Administration) Act, No. 29 of 2008;

(g)	Indebtedness in respect of judgments that do not result in a Default;

(h)

Indebtedness comprising all present and future debts, liabilities and obligations of any kind owing or remaining unpaid by any Credit Party to the other Credit Party or any of its Subsidiaries, provided always that all such Indebtedness is and remains unsecured, subordinated and postponed to the Facility Indebtedness;

(i)	Indebtedness under the First Lien Facility Documents up to a maximum principal amount of $45,000,000; and

(j)	any other Indebtedness which the Agent (in accordance with the instructions of the Majority Lenders) agrees in writing is Permitted Indebtedness for the purposes of this Agreement;

“Permitted RSA Account” has the meaning attributed to such term in Section 7.2(r) hereof;

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, body corporate, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, government or Governmental Authority or entity, however designated or constituted;

“Platinum Group Assets” means all of the assets now owned or leased or hereafter acquired by the Credit Parties or any of their Subsidiaries and all properties and assets comprising the Project and the Waterberg JV Project;

“PPSA” means the Personal Property Security Act (British Columbia);

“Pro Rata Share” means, at any particular time with respect to a particular Transaction Party, the ratio of the Transaction Indebtedness owing to such Transaction Party at such time to the aggregate of the Transaction Indebtedness owing to all of the relevant Transaction Parties at such time;

“Proceeds of Realization” means all cash and non-cash proceeds derived from any sale, disposition or other realization of the Platinum Group Assets or received from a Guarantor pursuant to a guarantee (a) after any notice being sent by the Agent to the Borrower pursuant to Section 8.2 declaring all indebtedness of the Borrower hereunder to be immediately due and payable, (b) upon any dissolution, liquidation, business rescue, winding-up, reorganization, bankruptcy, insolvency or receivership of any Credit Party (or any other arrangement or marshalling of the Platinum Group Assets that is similar thereto), or (c) upon the enforcement of, or any action taken with respect to, a guarantee or other Security Document. For greater certainty, insurance proceeds derived as a result of the loss or destruction of any of the Platinum Group Assets or cash or non-cash proceeds derived from any expropriation or other condemnation of any of the Platinum Group Assets shall not constitute Proceeds of Realization prior to the Enforcement Date.

“Process Agent” has the meaning ascribed thereto in Section 1.6;

“Production Payment Agreement” means the production payment agreement dated November 19, 2015 among the Production Payment Termination Fee Holder, the Borrower and the Guarantor;

“Production Payment Agreement Termination Agreement” means the Production Payment Agreement Termination Agreement dated October 30, 2017 among the Production Payment Termination Fee Holder, the Borrower and the Guarantor;

“Production Payment Default” means a breach of the Production Payment Agreement Termination Agreement;

“Production Payment Termination Fee Holder” means Liberty Metals & Mining Holdings, LLC and its successors and assigns;

“Production Payment Termination Obligations” means the Termination Fee or the Reduced Termination Fee, as applicable, (as such terms are defined in the Production Payment Agreement Termination Agreement) and all present and future debts, liabilities and obligations of the Borrower and each other Credit Party to the Production Payment Termination Fee Holder under or in connection with the Production Payment Agreement Termination Agreement and all fees, interest, liquidated damages and other money payable or owing from time to time pursuant to the terms of the Production Payment Agreement Termination Agreement;

“Project” means the Western Bushveld Joint Venture Project 1 and 3 located on the western limb of the Bushveld Complex approximately 35 km north west of the town of Rustenburg, South Africa and comprised of various portions of Remaining Extent of Portion 1, Portion of Remaining Extent of Portion 2, Portion 8, Remaining Extent of Portion 9, Portion 12 and Remaining Extent of Portion 14 of the farm Elandsfontein 102 JQ, Portion of the Remaining Extent and Portion 1 of the farm Koedoesfontein 94 JQ, Remaining Extent of Portion 2, Portion 7, 8, 13, 15, 16, 18, 19 and the Remaining Extent of the farm Frischgewaagd 96 JQ, Remaining Extent of Portions 3, 4, 5, 6 and 8 of the farm Onderstepoort 98 JQ and Portion of the Remainder of the farm Mimosa 81 JQ, collectively measuring 4781.9036 hectares, all situated in the District of Mankwe/Rustenburg in the North West Province, as indicated on the map attached hereto as Schedule D, which properties are described as the mining area under the mining right granted to Maseve under and in terms of section 23 of the MPRDA, with MPT number 111/2012 (MR) and DMR reference number NW 30/5/1/2/2/528 MR, as amended and varied by the registration of an amendment in terms of section 102 of the MPRDA under Amendments Number 14/2012, as illustrated in Schedule D attached hereto;

“Project Document” means any agreement, contract, license, permit, instrument, lease, easement or other document which (i) deals with or is related to the construction, operation or development of the Project or the Waterberg JV Project, and (ii) is executed from time to time by or on behalf of or is otherwise made or issued in favour of any Credit Party or any Subsidiary relating to the Project or the Waterberg JV Project;

“Property” means all mineral rights, including any mineral claims, leases, licences, concessions, permits, agreements or any other rights in relation to the Project, together with any present or future renewal, extension in time, modification, substitution, amalgamation, succession, conversion, demise to lease, renaming or variation of any of those mineral rights or additional acquired interests that derive directly from those mineral rights or additional acquired interests (whether granting or conferring the same, similar or any greater rights);

“Public Disclosure Record” means all information circulars, prospectuses (including preliminary prospectuses), annual information forms, offering memoranda, financial statements, annual and other reports, SEC filings, material change reports and news releases filed from time to time by the Borrower with the Exchanges and all securities regulatory authorities in each Reporting Jurisdiction;

“Purchase Money Obligation” means, with respect to a Person, indebtedness of the Person issued, incurred or assumed to finance all or part of the purchase price of any asset or property acquired by such Person;

“RBPlat Term Sheet” means the executed term sheet between the Guarantor and Royal Bafokeng Platinum Limited dated September 5, 2017 and executed on September 6, 2017;

“Reduced Termination Fee” has the meaning attributed to that term in the Production Payment Agreement Termination Agreement;

“Relevant Jurisdiction” means, from time to time, any jurisdiction in which any of the Credit Parties have material properties or assets, or in which they carry on any material business being, on the date hereof, the Province of British Columbia, Canada and the Republic of South Africa;

“Reporting Jurisdictions” means all of the jurisdictions in Canada in which the Borrower is a “reporting issuer” (being, as of the date hereof, the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland) and the United States;

“SARB Approval” has the meaning attributed to that term on Schedule C;

“Second Amendment Fee Shares” has the meaning attributed to such term in the Existing Credit Agreement;

“Second Required Financing” has the meaning attributed to such term in Section 7.1(n) hereof;

“Second Side Letter” means the side letter agreement dated October 30, 2017 between the parties hereto.

“SEC” means the U.S. Securities and Exchange Commission;

“Securities” means, collectively, the Drawdown Shares, the Amendment Fee Shares and the Second Amendment Fee Shares;

“Securities Act” means the Securities Act (British Columbia);

“Security” means the security including Security Interests provided by the Security Documents;

“Security Documents” means, collectively, the agreements, instruments and documents listed in Schedule B hereto and delivered pursuant to Section 4.1 of this Agreement and any other guarantees or security documents from time to time delivered hereunder;

“Security Interest” means any security interest, assignment by way of security, mortgage, charge (whether fixed or floating), hypothec, deposit arrangement, pledge, lien, encumbrance, preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing and any other “Security Interest” as defined in section 1(1) of the PPSA);

“Share Purchase Agreement” has the meaning attributed to such term in Schedule E;

“Shares” as applied to the shares of any corporation or other entity, means the shares or other ownership interests of every class whether now or hereafter authorized, regardless of whether such shares or other ownership interests shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, business rescue, dissolution or winding-up of such corporation or other entity;

“Side Letter” means the side letter agreement dated as of September 25, 2017 between the parties hereto;

“Side Letter Consent” means the Consent as defined in the Side Letter;

“Specified Disclosure” means the disclosure in the AIF under the heading “Africa Wide Dilution” and in the “Risk Factors” section of the Borrower’s short form prospectus dated December 19, 2014 under the heading “The Company’s inability to find a suitable joint venture partner for Project 1 and Project 3 may have a material adverse effect on the Company’s business and results of operations” and under the heading “The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company”;

“Sprott Direct Agreement” has the meaning attributed to such term in Schedule E;

“Stated Maturity Date” means the later of (A) September 30, 2018 and (B) four months after the closing of the Plant Transaction (as such term is defined in the RBPlat Term Sheet), provided that if the Plant Transaction does not occur by December 31, 2018 the Stated Maturity Date shall be December 31, 2018;

“Subsidiaries” means, (i) with respect to the Credit Parties, (a) the Material Subsidiaries, and (b) any corporation, company or other similar business entity (including, for greater certainty, a chartered bank) of which more than 49% of the outstanding Shares or other equity interests (in the case of Persons other than corporations) having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or similar business entity (irrespective of whether at the time Shares of any other class or classes of the Shares of such corporation, company or similar business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person and “Subsidiary” means any one of them and (ii) with respect to any other Person any corporation, company or other similar business entity (including, for greater certainty, a chartered bank) of which more than 49% of the outstanding Shares or other equity interests (in the case of Persons other than corporations) having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or similar business entity (irrespective of whether at the time Shares of any other class or classes of the Shares of such corporation, company or similar business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person and “Subsidiary” means any one of them;

“Tax Related Person” means any Person (including a beneficial owner of an interest in a pass-through entity) who is required to include in income amounts realized (whether or not distributed) by the Agent or a Lender;

“Taxes” means all present or future taxes, assessments, rates, levies, imposts, deductions, withholdings, dues, duties, fees and other charges of any nature, including any interest, fines, penalties or other liabilities with respect thereto, imposed, levied, collected, withheld or assessed by any Governmental Authority (of any jurisdiction), and whether disputed or not;

“Term Sheet” means the term sheet for this credit facility between the Borrower and Liberty Metals & Mining Holdings, LLC;

“Termination Fee” has the meaning attributed to that term in the Production Payment Agreement Termination Agreement;

“Tiger Gate” means Tiger Gate Platinum Propriety Limited;

“Transaction Documents” means the Facility Documents;

“Transaction Indebtedness” means all present and future debts, liabilities and obligations of the Borrower and each other Credit Party to any of the Transaction Parties under or in connection with this Agreement and the other Facility Documents, including all Amounts Payable and all fees, interest and other money payable or owing from time to time pursuant to the terms of this Agreement;

“Transaction Material Adverse Effect” means, individually or in the aggregate, a material adverse effect on:

(a)	the business, operations, prospects, results of operations, assets, liabilities or condition (financial or otherwise) of the Project or any part thereof or any Credit Party;

(b)	the ability of any Credit Party to observe or perform its material obligations under this Agreement or any of the other Facility Documents in accordance with the terms hereof and thereof;

(c)	the validity or enforceability of this Agreement or any other Facility Document;

(d)	any rights or remedies of any Transaction Party under this Agreement or any other Facility Document; or

(e)	the priority or ranking of any Security Interest granted pursuant to the Security Documents or any of the rights or remedies of the Agent or the Transaction Parties thereunder;

“Transaction Parties” means, collectively, the Finance Parties and the Production Payment Termination Fee Holder;

“TSX” means the Toronto Stock Exchange;

“Unfunded Capital Expenditures” means Capital Expenditures other than Purchase Money Obligations and Capital Lease Obligations;

“United States” means United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Voting Shares” means shares of capital stock of any class of any corporation carrying voting rights under all circumstances, provided that for the purposes of such definition, shares which only carry the right to vote conditionally on the happening of any event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such event;

“Waterberg JV” means Waterberg JV Resources Proprietary Limited, a limited liability private company duly incorporated in the Republic of South Africa; “Waterberg JV Project” means the Waterberg joint venture project located on the north limb of the Bushveld Igneous Complex;

“Waterberg Shareholder Agreement” has the meaning attributed to such term in Schedule E; and

“Working Capital” means Current Assets less Current Liabilities.

1.2	Subdivisions, Table of Contents and Headings

The division of this Agreement into articles, sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3	References to Bodies Corporate, Statutes, Contracts

Any reference in this Agreement:

(a)

to any body corporate shall include successors thereto, whether by way of amalgamation, merger or otherwise; provided that transfers and assignments by the parties and corporate and other reorganizations shall nonetheless be undertaken only in accordance with any restrictions imposed by the terms of this Agreement;

(b)

to any statute, enactment or legislation or to any section or provision thereof shall include a reference to any order, ordinance, regulation, rule or by-law or proclamation made under or pursuant to that statute, enactment or legislation and all amendments, modifications, consolidations, re-enactments or replacements thereof or substitutions therefor from time to time; and

(c)

to any agreement, instrument, Authorization or other document (including Material Agreements) shall include reference to such agreement, instrument, Authorization or other document as the same may from time to time be amended, supplemented, replaced or restated, irrespective of whether particular reference shall have been made to some (but not all) amendments, supplements, replacements or restatements thereof; provided that transfers, amendments, supplements, replacements and restatements shall nonetheless be undertaken only in accordance with any restrictions imposed by the terms of this Agreement.

1.4	Currency

Any reference in this Agreement to “U.S. Dollars”, “USD”, “US$”, “dollars” or “$” shall be deemed to be a reference to lawful money of the United States and any reference to any payments to be made by any Credit Party shall be deemed to be a reference to payments made in lawful money of the United States. Any reference in this Agreement to “CAD Dollars”, “CAD” or “C$”, shall be deemed to be a reference to lawful money of Canada.

1.5	Use of the Words “Best Knowledge”

The words “best knowledge”, “to the best of the Borrower’s knowledge”, “to the knowledge of”, “of which they are aware”, “any knowledge of” or other similar expressions limiting the scope of any representation, warranty, acknowledgement, covenant or statement by the Borrower or the Credit Parties will be understood to be made on the basis of the actual knowledge of any of the executive officers of the Borrower or Credit Party, in each case, after due inquiry.

1.6	Governing Law

This Agreement shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract. The parties hereby irrevocably attorn to the exclusive jurisdiction of the Courts of the Province of British Columbia and agree to be bound by any suit, action or proceeding commenced in such courts and by any order or judgment resulting from such suit, action or proceeding.

The parties further agree that service of any process, summons, notice or document by delivery in the manner set forth in Article 10 shall be effective service of process for any action, suit or proceeding brought against any party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of British Columbia and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

The Guarantor hereby irrevocably designates the Borrower (in such capacity, the “Process Agent”), with an office at 788 – 550 Burrard Street, Vancouver, B.C., V6C 2B5, as its designee, appointee and agent to receive, for and on its behalf service of process in such jurisdiction in any legal action or proceedings with respect to this Agreement or the transactions contemplated hereby, and such service shall be deemed complete upon delivery thereof to the Process Agent; provided that in the case of any such service upon the Process Agent, the party effecting such service shall also deliver a copy thereof to the Guarantor in the manner provided in Article 10. Guarantor shall take all such action as may be necessary to continue said appointment in full force and effect or to appoint another agent so that Guarantor will at all times have an agent for service of process for the above purposes.

Nothing herein shall affect the right of any party to serve process in any manner permitted by Applicable Law. Borrower and the Guarantor each expressly acknowledge that the foregoing waiver is intended to be irrevocable under all Applicable Laws and that nothing contained herein will in anyway limit any Finance Party’s right to commence suits, actions or proceedings in any jurisdiction.

1.7	Paramountcy

In the event of any conflict or inconsistency between the provisions of any of the Facility Documents and the provisions of the Intercreditor Agreement, the provisions of the Intercreditor Agreement shall prevail and be paramount. In the event of any conflict or inconsistency between the provisions of this Agreement and the Production Payment Agreement Termination Agreement, the provisions of this Agreement shall prevail and be paramount. If any covenant, representation, warranty or event of default contained in any other Facility Document (other than the Intercreditor Agreement) is in conflict with or is inconsistent with a provision of this Agreement relating to the same specific matter, such covenant, representation, warranty or event of default shall be deemed to be amended to the extent necessary to ensure that it is not in conflict with or inconsistent with the provision of this agreement relating to the same specific matter.

1.8	Interpretation

In this Agreement and each other Facility Document, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders. The words “including” and “includes” mean “including” (or “includes”) without limitation.

1.9	Time of Essence

Time shall be of the essence in all respects of this Agreement.

1.10	Rule of Construction

The Facility Documents have been negotiated by each party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of the Facility Documents.

1.11	Pro Rata Shares

Any calculation of a Pro Rata Share shall, as concerns the Production Payment Termination Fee Holder, be calculated on the basis of the Termination Fee (as defined in the Production Payment Agreement Termination Agreement) which would be due and owing at the relevant moment of determination had all Indebtedness under the Production Payment Agreement Termination Agreement been accelerated at such time.

ARTICLE 2
THE FACILITY

2.1	The Facility

Subject to the terms and conditions hereof, the Initial Lender hereby establishes in favour of the Borrower a $40,000,000 non-revolving, single advance, second lien, secured reducing term credit facility (the “Facility”) which was made available to the Borrower by way of a single Drawdown on the Closing Date (as defined in the Existing Credit Agreement).

2.2	Non-Revolvement

The Facility is a non-revolving facility, and any repayment under the Facility shall not be re-borrowed.

2.3	Term

The outstanding principal amount of the Facility and the Termination Fee, together with all accrued but unpaid interest and other costs, fees or charges payable hereunder and thereunder from time to time, will be immediately due and payable by the Borrower to the respective Lenders and the Production Payment Termination Fee Holder on the Stated Maturity Date.

2.4	Interest

Interest shall accrue (i) on the principal amount of the Advance from and including the date of advance to the Borrower, (ii) on all accrued and capitalized interest thereon and (iii) on all overdue amounts outstanding in respect of interest, costs or other fees or expenses payable under the Facility Documents, in each case at the rate equal to LIBOR plus 9.50% (nine and one half percent) per annum, calculated daily and compounded:

(a)	at all times up to including March 31, 2018, monthly and shall be capitalized and thereafter constitute principal hereunder; and

(b)	at all times after March 31, 2018, quarterly shall be payable by the Borrower to the respective Lenders quarterly on the last Business Day of every fiscal quarter during such period;

in each case before as well as after each of maturity, default and judgment.

2.5	Default Interest

Upon the occurrence and during the continuance of any Event of Default, the Borrower shall pay to the Finance Parties, interest on such Facility Indebtedness in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well after as before judgment) at the rate per annum, calculated daily and compounded monthly, equal to, without duplication of the interest referenced in Section 2.4, LIBOR plus 12.50% .

2.6	Computations

The rates of interest under this Agreement are nominal rates, and not effective rates or yields. Unless otherwise stated, wherever in this Agreement reference is made to a rate of interest “per annum” or a similar expression is used, such interest shall be calculated on the basis of a year of 360 days for the actual number of days occurring in the period for which any such interest is payable. For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest to be paid hereunder or in connection herewith is to be calculated on the basis of a 360-day year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360. The parties hereto acknowledge and agree that LIBOR is used herein as a reference rate and that while such reference rate is based on the 12-month LIBOR rate, such rate shall be reset to the prevailing 12-month LIBOR rate as of the first day of each Interest Period.

2.7	No Set-off

All payments required to be made by the Borrower or any other Credit Party pursuant to the provisions hereof or any other Facility Document shall be made in immediately available funds and without any set-off, deduction, withholding or counter-claim or cross-claim.

2.8	Consideration

If eligible for legend removal under Rule 144(b)(1), at the request of any holder of such securities, the Borrower covenants and agrees to use reasonable commercial efforts to arrange for the prompt removal of the U.S. legend referred to in Section (i) of the Initial Lender’s Certificate from the certificates representing the Securities (as defined in the Initial Lender’s Certificate), including the provision of legal opinions and such other steps and documents as may be necessary, provided always that the Borrower shall have no obligation to facilitate the removal of a resale legend attached to the Drawdown Shares if (x) the holder of such securities is then an “affiliate” of the Borrower or has been such an “affiliate” within the preceding three months (within the meaning of Rule 144 under the United States Securities Act of 1933, as amended) and the holder has no current intention to sell such securities, or (y) such removal would require the preparation or filing of any prospectus, registration statement or similar document under any Applicable Securities Legislation or would otherwise violate any Applicable Securities Legislation.

2.9	Administrative Matters Re: Payments

All Amounts Payable under the Facility Documents shall be made payable in lawful money of the United States. If the date for payment of any Amount Payable is not a Business Day, then such payment shall be made on the next day which is a Business Day in both such places.

2.10	Time and Place of Payments

All payments made by the Borrower pursuant to this Agreement or pursuant to any other Facility Document shall be made before 2:00 p.m. (Toronto, Ontario time) on the day specified for payment. Any payment received after 2:00 p.m. (Toronto, Ontario time) on the day specified for such payment shall be deemed to have been received before 2:00 p.m. (Toronto, Ontario time) on the immediately following Business Day. All payments shall be made to the Agent on behalf of the Finance Parties to the office of the Agent, as specified by the Agent in Schedule A hereto, or such other office as the Agent may designate in writing.

2.11	Remittance of Payments

If from time to time the Agent accepts any payment of principal, interest, fees or other amounts due under this Agreement for the benefit of the Lenders, then forthwith after its receipt of such payment the Agent shall remit to each Lender, in immediately available funds, such Lender’s Pro Rata Share of such payment; provided that if the Agent, on the assumption that it will receive, on any particular date, a payment of principal (including, a prepayment), interest, fees or other amount under the Facility, remits to each Lender its Pro Rata Share of such payment and the Borrower fails to make such payment, each Lender agrees to repay to the Agent, forthwith on demand, to the extent that such amount is not recovered from the Borrower on demand and after reasonable efforts by the Agent to collect such amount (without in any way obligating the Agent to take any legal action with respect to such collection), such Lender’s Pro Rata Share of the payment made to it pursuant hereto together with interest thereon at the rate applicable to the Facility, calculated in accordance with Section 2.4 for each day from the date such amount is remitted to the Lender until the date such amount is paid or repaid to the Agent, the exact amount of the repayment required to be made by the Lender pursuant hereto to be as set forth in a certificate delivered by the Agent to each Lender, which certificate shall constitute prima facie evidence of such amount of repayment.

2.12	Evidence of Indebtedness

The Agent shall maintain accounts wherein the Agent shall record the amount of credit outstanding and owed to each Lender hereunder, each payment of principal and interest to such Lender on account of the Advance and all other amounts becoming due to and being paid to each Lender hereunder. The Agent’s accounts constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrower to each Lender pursuant to this Agreement.

2.13	Lenders’ Securities Law Matters

The Initial Lender represents and warrants to the Borrower as of the date hereof and as of the date of each issuance of Drawdown Shares that it has completed and delivered to the Borrower (and has arranged for each of its participants, if any, to complete and deliver to the Borrower) an Initial Lender’s Certificate and the representations, warranties and covenants set forth therein are true and correct. The Initial Lender represents and warrants to the Borrower that it has not offered or solicited offers to participate in the Facility or to receive any Drawdown Shares using any general solicitation or general advertising (within the meaning of Rule 502 under the U.S. Securities Act of 1933, as amended) or taken any action that would cause the exemptions provided by Rule 506(b) thereunder to be unavailable for the issuance of the Drawdown Shares, and it agrees that it will not take any such action.

ARTICLE 3
PREPAYMENT, REPAYMENT AND REDUCTIONS

3.1	Voluntary Prepayment

The Borrower may, at any time after the Production Payment Termination Obligations have been fully paid and discharged and otherwise subject to the terms of the Intercreditor Agreement, prepay amounts outstanding under the Facility in whole or in part at any time, without penalty, provided that:

(a)	any such prepayment may only be made on the last Business Day in a calendar month; and

(b)	the Borrower shall have provided the Agent with at least five (5) Business Days prior written notice of its intention to prepay the Facility, in whole or in part.

3.2	Asset Sale Mandatory Prepayment

If after the Advance the Credit Parties or any of the Subsidiaries sell or otherwise dispose of any assets outside the Ordinary Course of Business for cash proceeds, in each case in excess of $1,000,000, in aggregate (other than pursuant to the Impala Transactions), the relevant Credit Parties or Subsidiaries shall provide the Agent with full particulars of same, including all relevant documentation as the Agent may request and pay the proceeds from such sale or other disposition to the Production Payment Termination Fee Holder in prepayment of the Production Payment Termination Obligations until such obligations are paid in full and discharged and thereafter to the Lenders in prepayment of the Facility.

3.3	Financing Mandatory Prepayment

The Credit Parties shall (i) use all the proceeds from the First Required Financing (net of reasonable financing costs) firstly to repay and discharge the First Lien Facility Indebtedness and secondly, to reduce the Facility Indebtedness and (ii) use all the proceeds from the Second Required Financing (net of reasonable financing costs) firstly to repay and discharge the First Lien Facility Indebtedness and secondly, to reduce the Facility Indebtedness.

If the Credit Parties or any of the Subsidiaries close one or more equity or debt financings (excluding intercompany financings between Credit Parties or the Subsidiaries, the First Required Financing and the Second Required Financing) having a value exceeding $500,000 in the aggregate, the Borrower shall pay or cause to be paid 50% of the proceeds of such financings, net of reasonable financing costs, to the Production Payment Termination Fee Holder in prepayment of the Production Payment Termination Obligations until such obligations are paid in full and discharged and thereafter to the Lenders in prepayment of the Facility.

3.4	Insurance Mandatory Prepayment

If after the Advance the Credit Parties or any of the Subsidiaries receive proceeds of any property insurance in excess of $1,000,000, relevant Credit Parties or Subsidiaries shall provide the Agent with full particulars of same, including all relevant documentation as the Agent may request, and pay the proceeds from such property insurance payment in accordance with Section 3.6.

3.5	Mnombo and Waterberg Mandatory Prepayment

If, after the First Lien Termination Date, the Credit Parties sell or otherwise dispose of any equity interest or other Investment in Mnombo or Waterberg for cash, the Borrower shall forthwith prepay the Production Payment Termination Obligations until such obligations are paid in full and discharged and thereafter outstanding credit under the Facility in an amount equal to the lesser of (i) 100% of the net cash proceeds of such sale or disposition and (ii) the actual amount of credit outstanding under the Facility on the date of such sale or disposition.

3.6	Application of Mandatory Prepayments

Amounts which are prepaid as aforesaid under the Facility may not be reborrowed and, notwithstanding Sections 3.4 to 3.8, inclusive, shall be applied to the payment of the Transaction Indebtedness (including, where applicable, to the provision of cash collateral in respect of any Transaction Indebtedness which has not then matured, for application against the same once it has matured) as the Agent may determine or otherwise notify to the Borrower to the respective Transaction Parties as follows: first to payment of the Termination Fee, second to repay accrued and unpaid interest under the Facility Indebtedness and third to repay principal under the Facility Indebtedness.

3.7	Paramountcy of First Lien Facility

Notwithstanding any other provision of Sections 3.2, 3.3 or 3.4, the Borrower will be required to make prepayments under such provisions only to the extent that (i) the relevant amount is not required to be the subject of a mandatory prepayment under the First Lien Facility and (ii) the payment is permitted pursuant to the Intercreditor Agreement.

3.8	Priority of Payments

All amounts paid by or on behalf of the Credit Parties to the Finance Parties, including in connection with the First Required Financing or Second Required Financing, shall be applied first to the Production Payment Termination Obligations until such obligations are paid in full and discharged and thereafter to the Lenders in payment of the remaining Facility Indebtedness.

ARTICLE 4
SECURITY

4.1	Security Documents

To secure the due payment of all Indebtedness of the Borrower to the Transaction Parties in respect of the Facility and the Production Payment Agreement Termination Agreement and the payment and performance of all other Transaction Indebtedness, the Borrower shall, and shall cause the Guarantor to, execute and deliver to the Agent (for the benefit of the Transaction Parties) the Security Documents.

4.2	Registration of the Security

The Borrower shall, and shall cause the Guarantor to, at the Borrower’s expense, register, file, record and give notice of (or cause to be registered, filed, recorded and given notice of) the Security Documents in all offices where such registration, filing, recording or giving notice is necessary or desirable for the perfection of the Security Interests constituted thereby and to ensure that such Security Interests are first ranking, subject only to Permitted Encumbrances and the terms of the Intercreditor Agreement. The Agent shall have no duty or responsibility to cause registrations, filings, recordings and notices to keep in good standing the Security Interests created by the Security Documents.

ARTICLE 5
CONDITIONS PRECEDENT

5.1	Conditions Precedent to Effectiveness of Agreement

This Agreement shall become effective upon the following conditions precedent being satisfied, fulfilled or otherwise met to the satisfaction of the Transaction Parties on or before November 6, 2017:

(a)	receipt by the Transaction Parties of the following documents, each in full force and effect, and in form and substance satisfactory to the Transaction Parties:

(i)	executed copy of this Agreement;

(ii)	executed copy of the Impala Guarantor Pledge Agreement;

(iii)

a supplement to the Macquarie Letter Agreement and a supplement to the BMONB Letter Agreement which amendments shall provide that all but $1,000,000 in the aggregate of the fees payable to Macquarie and BMONB under the Macquarie Letter Agreement and BMONB Letter Agreement is postponed to the indefeasible payment in full of the First Lien Facility Indebtedness and Transaction Indebtedness;

(iv)	executed Production Payment Agreement Termination Agreement;

(v)

executed consent to this agreement from the First Lien Agent in connection with the Intercreditor Agreement and an amendment to the Intercreditor Agreement in order to include therein relevant references to (i) the Material Agreements and (ii) the Impala Guarantor Pledge Agreement;

(vi)	confirmations by the Borrower and the Guarantor of the Security Documents (and in the case of the Guarantor, the Guarantee);

(vii)	certified copies of all Material Agreements executed by each party thereto;

(viii)	certificates of status or other similar type of evidence for each of the Credit Parties from all Relevant Jurisdictions;

(ix)

certified copies of the directors’ and/or shareholders’ resolutions (as required by Applicable Law) of each of the Credit Parties with respect to its authorization, execution and delivery of the Facility Documents to which it is a party;

(x)	certified copy of the resolutions of the directors of Waterberg JV in the form attached as schedule 2 to the Impala Guarantor Pledge Agreement;

(xi)	a notice by the Guarantor to Waterberg JV of the cession and pledge in the form attached as schedule 3 to the Impala Guarantor Pledge Agreement;

(xii)	an acknowledgement of notice in the form attached as schedule 3 to the Impala Guarantor Pledge Agreement;

(xiii)

certificates of officers of each of the Credit Parties as to corporate matters and certifying that (A) all of the covenants and agreements of each of the Credit Parties contained herein or in any other Facility Document have been so fulfilled or satisfied, and (B) no Default has occurred and is continuing;

(xiv)	all Authorizations required by the Exchanges including, for certainty, any shareholder Authorizations required by the Exchanges; and

(xv)

opinions of the counsel to the Credit Parties relating to, among other things, the subsistence of each of the Credit Parties, and the due authorization, execution, delivery and enforceability of the Facility Documents and the due registration and perfection (or in the case of Security Documents delivered pursuant to the Existing Credit Agreement, continuing perfection opinions) of the Security Documents, opinions as to title to the properties comprising the Project and such other customary opinions as the Transaction Parties and their counsel require;

(b)

evidence that all Security Interests pursuant to the Security Documents have been duly perfected and registered in all Relevant Jurisdictions and any other relevant jurisdiction as required by the Agent and the Lenders’ Counsel;

(c)

the Transaction Parties shall be satisfied that no event or circumstance shall have occurred or exist that has resulted in or could reasonably be expected to result in a Transaction Material Adverse Effect;

(d)

there shall be no other Security Interest or other liens or encumbrances whatsoever, which rank equal to or in priority to the Security Interests granted pursuant to the Security Documents, other than Permitted Encumbrances;

(e)

all of the representations and warranties of each of the Credit Parties contained in this Agreement or in any other Facility Document, including the confirmations contained in Section 3.2 of the Side Letter, are and remain true and correct as of the date this Agreement becomes effective;

(f)

all of the covenants and agreements of each of the Credit Parties contained herein or in any other Facility Document required to be fulfilled or satisfied on or before the Closing Date have been so fulfilled or satisfied;

(g)

all required consents, approvals, Authorizations, orders, waivers or agreements of, or registrations or qualifications with, any Governmental Authority, or any other body or authority, court, stock exchange, securities regulatory authority or other Person, including but not limited to those listed on Schedule C hereto (other than the 2017 SARB Approval);

(h)	a special power of attorney from Waterberg JV in favour of the Agent and its sub- agents to apply for the consent of the Department of Mineral Resources under Section 11 of the MPRDA;

(i)	all conditions described in the fourth sentence of Section 2.3 of the Side Letter have been met and satisfied or continue to be met and satisfied as the case may be; and

(j)	the Borrower and Guarantor shall have put the Project on care and maintenance in accordance with the Care & Maintenance Budget.

5.2	Waiver

The conditions in Section 5.1 are inserted for the sole benefit of the Transaction Parties and may be waived by the Agent (in accordance with the instructions of the Transaction Parties), in whole or in part, with or without conditions, as the Initial Lender may determine in its sole and absolute discretion.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

6.1	Representations and Warranties of the Credit Parties

The Borrower, for and on behalf of itself and the other Credit Parties, hereby represents and warrants to the Transaction Parties as of the date hereof that:

(a)

the Borrower and each of the Subsidiaries has been duly incorporated and organized under the laws of its jurisdiction of incorporation and is validly existing and is current and up-to-date with all material filings required to be made under the laws of its jurisdiction of incorporation and has all requisite corporate power to carry on its business as now conducted and as presently proposed to be conducted and to own, lease or operate its property, and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing its dissolution or winding up;

(b)

all of the issued and outstanding shares in the capital of each Material Subsidiary have been duly authorized and validly issued, are fully paid and are, except as set forth in Schedule F, directly or indirectly beneficially owned by the Borrower, free and clear of any liens or other encumbrances other than (i) transfer restrictions under Applicable Securities Legislation, (ii) pursuant to shareholder, joint venture or similar agreements disclosed in the Public Disclosure Record and the First Lien Facility Documents; and none of the outstanding shares of the capital stock of any Material Subsidiary was issued in violation of the pre-emptive or similar rights of any security holder of such subsidiary. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Borrower to sell, transfer or otherwise dispose of any capital stock of any Material Subsidiary except as contemplated by the Material Agreements;

(c)	the share capital of the Guarantor and the Subsidiaries as set forth in Schedule F, hereto is true and correct;

(d)	there are no subsidiaries or other wholly or partially-owned entities of the Borrower, directly or indirectly, other than the Subsidiaries;

(e)

each of the Credit Parties has full power and authority to enter into each of the Facility Documents to which each is a party and to do all acts and things and execute and deliver all documents as are required hereunder or thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof;

(f)

each of the Credit Parties has taken all corporate steps necessary to duly authorize all matters in connection with the Facility Documents to which each is a party, including, without limitation, (i) the execution and delivery of the Facility Documents and such other agreements and instruments as contemplated herein; and (ii) the creation, allotment and issuance of the Securities and, when entered into, the Facility Documents will create valid and legally binding obligations of the Credit Parties enforceable against the Credit Parties in accordance with their respective terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by Applicable Law;

(g)

except as set forth in Schedule F, neither the Borrower nor any of the Subsidiaries own, beneficially or of record, or exercise control or direction over, any shares (or other ownership interests) of any Person;

(h)

none of the Credit Parties or their Material Subsidiaries has committed any act of bankruptcy or is insolvent, or proposed a compromise or arrangement to its creditors generally, had a petition or receiving order in bankruptcy filed against it, made a voluntary assignment in bankruptcy, taken any proceedings with respect to a compromise or arrangement, taken any proceedings to have a receiver appointed for any of its property or had any execution or distress become enforceable or become levied upon any of its property;

(i)

except as disclosed in the Specified Disclosure, each of the Credit Parties and their Subsidiaries is licensed, registered or qualified in all jurisdictions where the character of the property or assets thereof owned or leased or the nature of the activities conducted by it make licensing, registration or qualification necessary, and carrying on the business thereof in material compliance with all Applicable Law;

(j)	none of the Credit Parties or their Subsidiaries has any material assets in any jurisdiction other than South Africa and British Columbia;

(k)

except for personal property owned by contractors authorized by one or more of the Credit Parties or their Subsidiaries to carry on business at the Project or the Waterberg JV Project, (i) Maseve holds all personal property located at, on or about the Project or any part thereof or used or acquired for use primarily in connection with, primarily related to, or produced from the Project or any part thereof or any business or operations thereat, and all proceeds thereof and (ii) Waterberg holds all personal property located at, on or about the Waterberg JV Project or any part thereof or used or acquired for use primarily in connection with, primarily related to, or produced from the Waterberg JV Project or any part thereof or any business or operations thereat, and all proceeds thereof;

(l)

the Borrower is authorized to issue an unlimited number of Common Shares, of which 148,469,377 Common Shares were issued and outstanding as fully paid and non-assessable shares in the capital of the Borrower on the date of this Agreement;

(m)

neither the Credit Parties nor any of their Subsidiaries have made any loans to or guaranteed the obligations of any Person excepting only (i) the Facility, (ii) the Production Payment Termination Obligations, (iii) the First Lien Facility, (iv) unsecured intercompany loans between the Borrower and its Subsidiaries with no fixed terms of repayment and (v) the guaranteeing of the obligations of the Guarantor or its Subsidiaries to the provider of a financial guaranteed for rehabilitation contemplated in Regulation 53 of the regulations made under section 107 of the MPRDA and promulgated in Government Notice 527 of 2004, as amended, provided always that such obligations are not exceed $10,000,000 in the aggregate;

(n)

the Borrower is a reporting issuer or the equivalent only in the Reporting Jurisdictions and is in compliance with its obligations under the Applicable Securities Legislation of such jurisdictions and of the Exchanges in all material respects and is not included in any list of defaulting reporting issuers maintained by the securities commission of such jurisdictions;

(o)	the outstanding Common Shares of the Borrower are listed and posted for trading on the Exchanges;

(p)

none of the execution and delivery of the Facility Documents, the perfection or registration of the Security Documents, the compliance by the Credit Parties with the provisions of the Facility Documents or the consummation of the transactions contemplated herein and the issue of the Securities, for the consideration and upon the terms and conditions set forth herein, does or will: (i) require the consent, approval, Authorization, order, waiver or agreement of, or registration or qualification with, any Governmental Authority, or any other body or authority, court, stock exchange, securities regulatory authority or other Person, except such as have been obtained or will be obtained prior to the Advance and is more particularly described on Schedule C (or, in the case of approval by the Exchanges of the listing application for the Securities, as will be obtained prior to the issuance thereof); (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, the First Lien Facility Document or any other indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Credit Parties or any of their Subsidiaries is a party or by which they or any of their properties or assets are bound in a manner which could reasonably be expected to result in a Transaction Material Adverse Effect; or (iii) conflict with or result in any breach or violation of any provisions of, or constitute a default under the Constating Documents of any of the Credit Parties or any of their Subsidiaries or any resolution passed by the directors (or any committee thereof) or shareholders (or members) of any of the Credit Parties or any of their Subsidiaries, or any statute or any judgment, decree, order, rule, policy or regulation of any court, Governmental Authority, any arbitrator, stock exchange or securities regulatory authority applicable to the Credit Parties or any of their Subsidiaries or any of their respective properties or assets thereof which has resulted in or could reasonably be expected to result in a Transaction Material Adverse Effect;

(q)

there is no material change, as defined in Applicable Securities Legislation, relating to any of the Credit Parties or any of their Subsidiaries, or any change in any material fact, as defined in Applicable Securities Legislation, relating to the Credit Parties or any of their Subsidiaries, which has not been or will not be (prior to the Closing Date) fully disclosed in accordance with the requirements of Applicable Securities Legislation and the rules and regulations of the Exchanges;

(r)

no order or ruling suspending the sale or ceasing the trading in any securities (including the Common Shares) of the Credit Parties or any of their Subsidiaries or prohibiting the sale of such securities has been issued by any securities regulatory authority and no such order or ruling is outstanding against the Credit Parties or any of their Subsidiaries or, to the best of the Credit Parties’ knowledge, their directors, officers or promoters and no investigations or proceedings for such purposes have been threatened or, to the best of the Credit Parties’ knowledge, are pending or contemplated;

(s)

the Credit Parties or any of their Subsidiaries, as the case may be, are the beneficial owner of the properties, business and assets referred to as being owned by it in the Public Disclosure Record free and clear of all liens and encumbrances except for Permitted Encumbrances;

(t)

except as disclosed in the Specified Disclosure or as is not material to the Borrower and its Subsidiaries, taken as a whole, all agreements by which the Credit Parties or any of their Material Subsidiaries hold an interest in property, business or assets are in good standing according to their terms and the properties in which the Credit Parties or any of their Material Subsidiaries hold an interest are in good standing under all Applicable Law of the jurisdictions in which they are situated;

(u)

except as disclosed in the Specified Disclosure or in connection with the Impala Transactions or the RBPlat Term Sheet (it being acknowledged and agreed that the transactions contemplated by the RBPlat Term Sheet requires the consent of the Lenders, which consent has not been provided and the Credit Parties and their Subsidiaries will not proceed with such transactions until such consent is provided by the Lenders, in the sole discretion of such Lenders), neither the Credit Parties nor any of their Material Subsidiaries has approved, has entered into any agreement in respect of, or has any knowledge of:

(i)

the purchase of any material property or any interest therein or the sale, transfer or other disposition of any material property or any interest therein currently owned, directly or indirectly, by them, whether by asset sale, transfer of shares, or otherwise;

(ii)

any Change of Control (by sale or transfer of shares (or other ownership interests) or sale of all or substantially all of the property and assets of any of the Credit Parties) of the Credit Parties or any of their Material Subsidiaries;

(iii)	a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Credit Parties or any of their Material Subsidiaries;

(v)

the Borrower has in all material respects complied with all continuous disclosure obligations under Applicable Securities Legislation and the rules and regulations of the Exchanges and, without limiting the generality of the foregoing, there has not occurred an adverse material change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition, capital or prospects of the Borrower and the Subsidiaries (taken as a whole) which has not been publicly disclosed on a non-confidential basis; the information and statements in the Public Disclosure Record were true and correct at the time such documents were filed on SEDAR or EDGAR, as applicable, and contained no misrepresentation as of the respective dates of such information and statements; the Public Disclosure Record conformed in all material respects to Applicable Securities Legislation at the time such documents were filed on SEDAR or EDGAR, as applicable; and the Borrower has not filed any confidential material change reports which remain confidential as at the date hereof;

(w)

the consolidated financial statements of the Borrower contained in the Public Disclosure Record have all been prepared in accordance with IFRS applied on a consistent basis throughout the periods involved and present fairly in all material respects, the financial position of the Borrower on a consolidated basis as at the dates thereof and the results of the operations and the changes in the financial position of the Borrower on a consolidated basis for the periods then ended, and reflect accurately all material liabilities of the Borrower and the Subsidiaries as at the dates thereof;

(x)

none of the Credit Parties or any of their Subsidiaries have any material liabilities, fixed or contingent, that are not reflected and accurately accounted for in the consolidated financial statements of the Borrower contained in the Public Disclosure Record, except those liabilities not required by IFRS to be set forth in the consolidated financial statements and those liabilities incurred since the end of the financial period covered by the most recently published consolidated financial statements;

(y)

the books and records of the Credit Parties and their Subsidiaries disclose all of their material financial transactions and such transactions have been fairly and accurately recorded in all material respects; and:

(i)

neither the Credit Parties nor any of their Subsidiaries are indebted to any of their respective directors or officers (collectively, the “Principals”), other than on account of director’s fees or expenses accrued but not paid, or to any of their respective shareholders, past directors, past officers, employees (past or present) or any person not dealing at arm’s length;

(ii)	none of the Principals or shareholders of the Credit Parties or any of their Subsidiaries is indebted to the Borrower, on any account whatsoever; and

(iii)

neither the Credit Parties nor any of their Subsidiaries have guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation of any kind whatsoever, other than guarantees in favour of the Credit Parties or their Subsidiaries;

(z)	there has been no material change in accounting policies or practices of the Credit Parties or any of their Subsidiaries since August 31, 2016;

(aa)

the accountants who reported on and certified the Borrower’s consolidated financial statements for the fiscal year ended August 31, 2016 are independent with respect to the Borrower within the meaning of Applicable Securities Laws and the applicable rules and regulations adopted by Public Company Oversight Board (United States);

(bb)

there has not been a “reportable event” (within the meaning of NI 51-102) with the present auditors of the Borrower and the auditors of the Borrower have not provided any material comments or recommendations to the Borrower regarding its accounting policies, internal control systems or other accounting or financial practices that have not been implemented by the Borrower;

(cc)

the Borrower maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act) that complies in all material respects with the requirements of the U.S. Exchange Act and has been designed by the Borrower’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including IFRS, as applicable, in Canada, including but not limited to internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Management of the Borrower assessed internal control over financial reporting of the Borrower as of August 31, 2014 and concluded internal control over financial reporting was effective as of such date. Since the date of the financial statements, there has been no change in the Borrower’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Borrower’s internal control over financial reporting. The Borrower is not aware of any material weaknesses in its internal control over financial reporting;

(dd)

the Borrower maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act) that comply with the requirements of the U.S. Exchange Act; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Borrower in the reports that it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; such disclosure controls and procedures were effective as of August 31, 2014;

(ee)

the minute books and records of the Credit Parties and their Subsidiaries made available to counsel for the Agent and the Lenders in connection with their due diligence investigation of the Credit Parties and their Subsidiaries for the period from the respective dates of incorporation to the date hereof are all of the minute books and records of the Credit Parties and their Subsidiaries and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Credit Parties and their Subsidiaries, as the case may be, to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Credit Parties and their Subsidiaries to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to the Transaction Parties or which are not material in the context of the Credit Parties and their Subsidiaries;

(ff)

all material federal, provincial, state, local and other Taxes and all material liabilities with respect thereto including any penalty and interest payable with respect thereto due and payable by the Credit Parties and their Subsidiaries have been paid. All federal, provincial, state and other material tax returns, declarations, remittances and filings required to be filed by the Credit Parties and their Subsidiaries have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of the Borrower, no examination of any tax return of the Credit Parties or any of their Subsidiaries is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Credit Parties or any of their Subsidiaries, in any case;

(gg)

(i) adequate provision has been made by the Borrower in the financial statements for all Taxes for any period for which Tax returns are not yet required to be filed, or for which Taxes are not yet due or payable, up to the date of the most recent financial statements contained in the Public Disclosure Record; (ii) since the date of the most recent financial statements contained in the Public Disclosure Record, neither the Credit Parties nor any of their Subsidiaries has incurred any material liability, whether actual or contingent, for Taxes or engaged in any transaction or event that would result in any material liability, whether actual or contingent, for Taxes, other than in the Ordinary Course of Business; (iii) no Governmental Authority of a jurisdiction in which the Credit Parties or any of their Subsidiaries do not file Tax returns has made any written claim that any Credit Party is (or any of its Subsidiaries are) or may be subject to taxation by such jurisdiction. To the knowledge of the Borrower, there is no basis for a claim that any Credit Party is (or any of its Subsidiaries are) subject to Tax in a jurisdiction in which it or any of its Subsidiaries do not file Tax returns; (iv) there are no outstanding agreements, waivers, objections or arrangements extending the statutory period of limitations applicable to any claim for Taxes due from or with respect to the Credit Parties or any of their Subsidiaries for any taxable period, nor has any such agreement, waiver, objection or arrangement been requested. Neither the Credit Parties nor any of their Subsidiaries are bound by any tax sharing, allocation or indemnification or similar agreement; and (v) the Credit Parties and each of their Subsidiaries have withheld or collected any Taxes that are required by Applicable Law to be withheld or collected and have paid or remitted, on a timely basis, the full amount of any Taxes that have been withheld or collected, and are due, to the applicable Governmental Authorities;

(hh)

all of the material contracts and agreements of the Credit Parties and their Subsidiaries are listed in Schedule E, copies of all which have been provided to the Agent (and are true and complete copies) and copies of all Authorizations required under Applicable Law (including Environmental Laws) held by the Borrower or its Subsidiaries that relate to the construction, operation or development of the Project or any part thereof (other than those that are not currently required at this stage) have been provided to the Agent and are true and complete copies. Neither the Credit Parties nor any of their Subsidiaries has received notification from any party claiming that the Credit Parties or their Subsidiaries is in breach or default under any Material Agreement. Other than the Management Agreement, the documents listed in Schedule E are the only documents to which the Credit Parties are party and that pertain to Waterberg JV or the Shares of Waterberg JV;

(ii)

except as disclosed in the Specified Disclosure, (i) neither the Credit Parties nor any of their Subsidiaries are in material violation of any Environmental Law; (ii) the Credit Parties and their Subsidiaries have obtained all Authorizations required under Environmental Laws other than those that are not required at the current stage of the Project but that are reasonably expected to be obtained in the Ordinary Course of Business and the Credit Parties and their Subsidiaries are in compliance with such Authorizations; (iii) the Credit Parties and their Subsidiaries have timely filed accurate and complete applications for issuance or, as appropriate, renewals for all Authorizations required under any applicable Environmental Laws at the current stage of the Project; (iv) other than as set out in the Public Disclosure Record, there are no pending or, to the knowledge of the Borrower, threatened appeals, challenges, disputes or claims asserted under any Applicable Law with respect to any Authorization required under Environmental Laws that has been issued for the Project; and (v) neither the Credit Parties nor their Subsidiaries has any liability under, and there are no events or circumstances that would reasonably be expected to form the basis of, an order for investigation, natural resource damages or other mandatory or prohibitory obligation, or an action, suit, proceeding, inquiry or investigation by any private party or governmental body or agency, against or affecting the Credit Parties or any of their Subsidiaries relating to or arising under any Environmental Laws;

(jj)

(i) the Credit Parties and their Subsidiaries have not used or permitted to be used, except in material compliance with all Environmental Laws, any of the Platinum Group Assets to release, dispose, recycle, generate, manufacture, process, distribute, use, treat, store, transport or handle any Hazardous Materials; (ii) there is no presence of any Hazardous Material on, in or under any of the Platinum Group Asset and no Hazardous Materials will be generated from the Credit Parties’ or their Subsidiaries’ use of such Platinum Group Asset (including without limitation as a result of the conduct of operations at the Project and the Waterberg JV Project) except in compliance with all Environmental Laws; (iii) the Borrower has made available to the Agent a true and complete copy of each material environmental audit, assessment, study or test of which it is aware relating to the Project or the Waterberg JV Project; and (iv) there are no pending or, to the knowledge of the Borrower, proposed (in writing) changes to Environmental Laws or environmental Authorizations that would render illegal or materially restrict the conduct of operations at the Project or the Waterberg JV Project, or that could otherwise reasonably be expected to result in a Transaction Material Adverse Effect;

(kk)

none of the directors, officers or employees of the Credit Parties or their Subsidiaries or any associate or affiliate of any of the foregoing, had or has any interest, direct or indirect, in any transaction or proposed transaction with the Credit Parties or their Subsidiaries which, as the case may be, materially affects, is material to or will materially affect the Credit Parties or their Subsidiaries, except that Mlibo Mgudlwa and his spouse, as the majority owners of Mnombo, have an interest in all transactions involving Mnombo and the properties and projects in which it has an interest;

(ll)

to the knowledge of the Borrower, none of the directors or officers of the Credit Parties or their Subsidiaries are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;

(mm)

neither the BCSC, the SEC, any other securities regulatory authority, the Exchanges, any stock exchange nor any similar regulatory authority has issued any order which is currently outstanding preventing or suspending trading in any securities of the Borrower and no proceedings for such purposes have been instituted or are pending or, to the knowledge of the Borrower, are contemplated;

(nn)

the assets of the Credit Parties and their Subsidiaries and their business and operations are insured against loss or damage with insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses in comparable jurisdictions, such coverage is in full force and effect, and the Credit Parties and their Subsidiaries have not failed to promptly give any notice of any material claim thereunder. There are no claims by the Credit Parties or their Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause;

(oo)

neither the Credit Parties nor any of their Subsidiaries is in violation of any material term of its Constating Documents. Except as disclosed in the Specified Disclosure, neither the Credit Parties nor any of their Subsidiaries is in violation of any term or provision of any agreement, indenture or other instrument applicable to it which has resulted in or could reasonably be expected to result in any Transaction Material Adverse Effect and neither the Credit Parties nor any of their Subsidiaries is in default in the payment of any obligation owed by it which is now due and there is no action, suit, proceeding, inquiry or investigation before or brought by any court or Governmental Authority, governmental instrumentality or court, domestic or foreign, now pending or, to the knowledge of the Borrower, threatened against or affecting the Credit Parties or any of their Subsidiaries, either in any single case or in the aggregate, which has resulted in or could reasonably be expected to result in any Transaction Material Adverse Effect or which places, or could reasonably be expected to place in question, the validity or enforceability of this Agreement, any other Facility Document, any document or instrument delivered, or to be delivered, by any of the Credit Parties or any of their Subsidiaries pursuant hereto or any Material Agreement (subject, however, to the limitations unenforceability described in Section 6.1(f) above);

(pp)

the description of the Project and the Waterberg JV Project contained in Schedule D hereto is a true and complete description of the Project and the Waterberg JV Project, and subject to the Specified Disclosure, all of the agreements and other documents and instruments pursuant to which the Borrower, Guarantor, Waterberg and Maseve hold any interest in the Project or Waterberg JV Project, as applicable, or any part thereof are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with their terms and neither the Borrower, Guarantor, Waterberg and Maseve, nor any other party thereto, is in default nor has default been alleged of any of the material provisions of any such agreements, documents or instruments;

(qq)

subject to the Specified Disclosure, neither the Credit Parties nor any of their Subsidiaries is in default of any material term, covenant or condition under or in respect of any judgment, order, agreement or instrument to which it is a party or to which it or any of its property or assets are or may be subject, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which the Credit Parties or any of their Subsidiaries is a party or by which they are otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder or which has resulted in or could reasonably be expected to result in a Transaction Material Adverse Effect;

(rr)

subject to the Specified Disclosure, there are no actions, suits, proceedings, inquiries or investigations existing, pending or, to the best of the Borrower’s knowledge, threatened against or adversely affecting the Credit Parties or any of their Subsidiaries or to which any of their property or assets is subject, at law or equity, or before or by any court, federal, provincial, state, municipal or other Governmental Authority, commission, board, bureau, agency or instrumentality, domestic or foreign, which has resulted in or could reasonably be expected to result in a Transaction Material Adverse Effect and no Credit Party or any of their Subsidiaries is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, either separately or in the aggregate, has resulted in or could reasonably be expected to result in a Transaction Material Adverse Effect;

(ss)

No member of the Group nor any director, officer, employee of any member of the Group, nor to the actual knowledge of the Borrower, any other person acting on behalf of any member of the Group has taken any action, directly or indirectly in connection with their position with or relationship with any member of the Group, that would result in a violation by such persons of the Corruption of Foreign Public Officials Act (Canada), as amended, the Foreign Corrupt Practices Act of 1977 (United States), as amended, the UK Bribery Act of 2010, or any other anti-corruption law to which any member of the Group is subject (collectively, the “Acts”), including, without limitation, making or giving any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or making use of the mails or any means or instrumentality of interstate commerce in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, loan, promise to give, or authorization of the giving of anything of value or benefit to any “foreign official” or “public official” (as such terms are defined in the applicable Acts) or any foreign political party or official thereof or any candidate for foreign political office, or any official or agent of a public international organization, or any third party or any other person to the benefit of the foregoing, in contravention of the Acts, and each member of the Group has conducted its businesses in compliance with the Acts and the Group has implemented policies, procedures and internal controls designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith;

(tt)

except as disclosed in the Specified Disclosure, the Credit Parties and their Subsidiaries (as applicable) hold or own all mineral rights, surface rights and personal property, as applicable, required to conduct the business and operations of the Project and the Waterberg JV Project, and each part thereof, as presently conducted, free and clear of all encumbrances other than Permitted Encumbrances, and no other property rights are necessary for the operation of the Project and the Waterberg JV Project, or any part thereof as currently operated. Except as disclosed in the Specified Disclosure, there is no claim asserted or any known basis for any claim that might or could adversely and materially affect the rights of the Credit Parties or any of their Subsidiaries to use, transfer or otherwise exploit such property rights; and no Credit Party or any of its Subsidiaries has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any Person with respect to the property rights thereof;

(uu)

the Credit Parties and their Subsidiaries have obtained or been issued all such Authorizations as are necessary for the conduct of their respective businesses and operations as currently conducted except for those Authorizations which, if not held, do not have and could not reasonably be expected to have a material impact on the Credit Parties’ and their Subsidiaries’ ability to construct and develop the Project and the Waterberg JV Project and operate their business or otherwise have a Transaction Material Adverse Effect;

(vv)

the Credit Parties and their Subsidiaries, including the conduct of operations at the Project and the Waterberg JV Project, are and have been in compliance in all material respects with all Applicable Laws, and, without limiting the generality of the foregoing, all exploration, development and mining operations in respect of all Platinum Group Assets have been conducted in accordance with good mining and engineering practices and all material workers’ compensation and health and safety regulations have been complied with. There are no pending or, to the knowledge of the Credit Parties, proposed changes to Applicable Laws that would render illegal or materially restrict the construction of any of the Project or the Waterberg JV Project or conduct of operations at the Project or the Waterberg JV Project, or that could otherwise reasonably be expected to result in a Transaction Material Adverse Effect;

(ww)

the Material Agreements are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof (as applicable), except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by Applicable Law. Except as disclosed in the Specified Disclosure, no Credit Party or any of its Subsidiaries is in default of any of the material provisions of any such Material Agreement nor has any such default been alleged, and the Credit Parties are not aware of any breach by any other Party to such Material Agreements and no circumstance exists under any such Material Agreement which with the giving of notice or the passage of time or both would give rise to such a default by the Credit Parties or the Subsidiaries or to the knowledge of the Credit Parties, the other parties to the Material Agreements, and all such properties and assets held pursuant thereto are in good standing under the laws of the Republic of South Africa. There has been no material default under the Material Agreements and all Taxes required to be paid with respect to such properties and assets to the date hereof have been paid, except where such Taxes are being disputed in good faith and with respect to which adequate reserves have been provided on the books of the relevant Credit Party or any of its Subsidiaries, as the case may be. Neither the Project nor any part thereof is subject to any right of first refusal, or purchase or acquisition right;

(xx)

the scientific and technical information (including the resource information) with respect to mineral projects on properties material to the Borrower and set forth in the Public Disclosure Record has been prepared in accordance with NI 43-101 and the method of estimating the resources and reserves has been verified by the authors thereof to current industry standards and the information upon which the estimates of resources and reserves were based was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof or any other fact or circumstance that creates a requirement for an updated technical report to be filed;

(yy)

except as disclosed in the Specified Disclosure, the Credit Parties and each of their Subsidiaries are in material compliance with the MPRDA. Except as disclosed in the Specified Disclosure, the Borrower is not aware of any circumstances which could reasonably be expected to lead to the suspension or cancellation of any mining claims or other prospecting rights, including, without limitation, as a result of any communication (oral or written) with Department of Mineral Resources in South Africa;

(zz)

no material labour dispute with the employees of the Credit Parties or any of their Subsidiaries currently exists or, to the knowledge of the Corporation, is imminent or pending. Neither the Credit Parties nor any of their Subsidiaries is a party to any collective bargaining agreement and, to the knowledge of the Borrower, no action has been taken or is contemplated to organize any employees of the Credit Parties or any of their Subsidiaries;

(aaa)

the Public Disclosure Record discloses, to the extent required by applicable Canadian securities laws, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Borrower for the benefit of any current or former director, officer, employee or consultant of the Borrower (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans;

(bbb)

each Credit Party and their Subsidiaries owns or has the right to use under license, sub-license or otherwise all material intellectual property used by it in its business, including copyrights, industrial designs, trademarks, trade secrets, know-how and proprietary rights, free and clear of any and all encumbrances;

(ccc)

the operations of each member of the Group are and have been conducted at all times in compliance with the financial recordkeeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any government authority to which a member of the Group is subject (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court, arbitrator or governmental authority involving any member of the Group with respect to the Money Laundering Laws is pending or, to the knowledge of the Borrower, threatened;

(ddd)

no member of the Group is currently engaging in, and in the last five years has not engaged in, conduct that violates any laws and regulations pertaining to economic and trade sanctions, export controls; importations or export and import reporting or any other international trade laws (such laws and regulations, collectively, “International Trade Laws”);

(eee)

no member of the Group and no director, officer or employee of any member of the Group, nor, to the actual knowledge of the Borrower, any Affiliate of any member of the Group, has been or is currently subject to any economic or trade sanctions authorized, administered or enforced by the Department of Foreign Affairs and International Trade Canada, the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), the United Nations Security Council, the European External Action Service of the European Union, Her Majesty's Treasury of the United Kingdom, or any other relevant sanctions authority (collectively, “Sanctions”), and has not acted, whether directly or indirectly in connection with their position with or relationship with any member of the Group, in violation of the Sanctions;

(fff)

no member of the Group, nor any director, officer or employee of any member of the Group nor, to the actual knowledge of the Borrower, any Affiliate of any member of the Group, has taken any action, directly or indirectly in connection with their position with or relationship with any member of the Group, including, but not limited to sales, transactions, contracts, loans or investments in, or with, in any currency, any individuals or entities sanctioned including as a terrorist or terrorist entity or Specially Designated Nationals (collectively, “SDNs”) under any Sanctions. No member of the Group is owned or affiliated by or with any SDN or a government of a country or territory sanctioned by OFAC, the Department of Foreign Affairs and International Trade Canada, the United Nations Security Council, the European External Action Service of the European Union, Her Majesty’s Treasury of the United Kingdom, or any other relevant sanctions authority, and to the actual knowledge of the Borrower, no director, officer, agent, employee, trustee, shareholder, member, consultant, representative or affiliate of any member of the Group is a SDN, employed by or affiliated with the government, or are resident in, a country sanctioned by OFAC, the Department of Foreign Affairs and International Trade Canada, the United Nations Security Council, the European External Action Service of the European Union, Her Majesty’s Treasury of the United Kingdom, or any other relevant sanctions authority;

(ggg)

no member of the Group will directly or indirectly use the proceeds of the Advance, or lend, contribute, or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, so as to cause the Sanctions to be contravened, including by funding or facilitating any activities or business of, or finance investments in, or make payments to, any person, entity or government that is the subject of any Sanctions;

(hhh)

other than as set out under the heading “RISK FACTORS” in the Borrower’s Annual Information Form dated November 24, 2014, there are no indigenous persons or groups or collective territories duly granted to said persons or groups, or Persons acting on behalf of any such person or group, from which the Credit Parties or any of their Subsidiaries have received any notice of, or to the knowledge of the Credit Parties has any claim or assertion, written or oral, whether proven or unproven, in respect of indigenous or afro-descendant rights, indigenous title (including collective titles), treaty rights or any other indigenous interest in or in relation to all or any portion of their business or the Platinum Group Asset;

(iii)	the Credit Parties and their Subsidiaries have implemented security practices and procedures at the Project and the Waterberg JV Project consistent with Canadian mining industry best practices;

(jjj)	neither the Credit Parties nor any of their Subsidiaries have any Indebtedness other than the Permitted Indebtedness;

(kkk)

there is no material agreement and contract to which any of the Credit Parties or any of their Subsidiaries is a party or by which it or any of its properties or assets may be bound that requires the subordination in right of payment of any of the Indebtedness under this Agreement to any other obligation of it, other than the Intercreditor Agreement;

(lll)	no Default or Event of Default has occurred and is continuing;

(mmm)

all required consents, authorizations and approvals have been obtained (i) in order for the Drawdown Amount to be advanced to Maseve by way of shareholder loans from the Borrower and/or Guarantor, (ii) for Maseve to repay all shareholder loans to the Guarantor and/or Borrower, as applicable, (iii) for the Guarantor to repay all shareholder loans to the Borrower and (iv) for Maseve to pay or repay, as the case may be, monies to the Guarantor and/or Borrower in order to enable them to satisfy and discharge their obligations under the Facility Documents;

(nnn)

Schedule G lists all bank accounts maintained by the Credit Parties together with details concerning such accounts and the name and the address of the financial institutions with which such accounts are maintained;

(ooo)

The executed Waterberg Shareholder Agreement, Direct Agreement, Sprott Direct Agreement, Call Option Agreement, Share Purchase Agreement and the filed MOI conform in all respects to the versions emailed by PTM to the Agent’s legal counsel, Fasken Martineau DuMoulin LLP, on October 13, 2017 at 1:03 p.m. (Toronto time) and the executed Management Agreement conforms in all respects to the version emailed by PTM to the Agent’s legal counsel, Fasken Martineau DuMoulin LLP, on October 12, 2017 at 2:26 p.m. (Toronto time);

(ppp)	No Default or Event of Default under the Existing Credit Agreement has occurred (whether or not continuing); and

(qqq)	None of the Credit Parties maintains any bank account that is subject to an account control agreement in favour of any Person other than the First Lien Agent and the Agent.

6.2	Representations and Warranties Relating to Mnombo

Notwithstanding Section 6.1 above, all representations and warranties set out in Section 6.1 above as they relate to Mnombo shall be deemed for all purposes to be given by the Credit Parties to the best of their knowledge.

6.3	Reliance

The Borrower acknowledges that the Transaction Parties are relying upon the representations and warranties in this Article 6 in making the Facility available to the Borrower.

6.4	Survival and Inclusion

The representations and warranties in this Article 6 will survive until this Agreement has been terminated, except for the environmental representations and warranties in Sections 6.1(ii) and 6.1(jj), which shall survive until one year after the expiration of the applicable statutes of limitation.

ARTICLE 7
COVENANTS OF THE CREDIT PARTIES

7.1	Positive Covenants

While any Facility Indebtedness is outstanding, the Borrower will:

(a)

duly and punctually pay or cause to be paid to the Finance Parties each Amount Payable, on the dates, at the places, in the currency and in the manner mentioned in any Facility Document, including, without limitation, the payment of each Amount Payable, and, upon the occurrence of any Event of Default, the outstanding balance of the Facility and the Termination Fee (the Borrower acknowledges that it is personally obligated and fully liable for the amounts due hereunder and that the Finance Parties have the right to sue on the Production Agreement Termination Agreement, this Agreement or promissory notes therefor and obtain personal judgement against the Borrower for the satisfaction of the amounts due hereunder or thereunder, either before or after enforcement of security granted in favour of the Agent securing the obligations of the Borrower to the Finance Parties hereunder or thereunder);

(b)	on or before the 15th day of each calendar month, provide to the Agent:

(i)

unconsolidated financial statements for the prior calendar month for each of the Borrower, the Guarantor, Waterberg and Maseve, which financial statements will in each case include the balance sheet, income statement, statement of cash flow and costs incurred and estimate to complete care and maintenance on the Project and an estimate to complete (including timing and costs) the definitive feasibility study for the Waterberg JV Project;

(ii)	cash flow forecasts in form and substance acceptable to the Agent on a rolling 12 month basis;

(c)	promptly deliver to the Agent:

(i)

a copy of any new Material Agreement or any amendment or revision to any Material Agreement which is not referenced in Schedule E hereto as of the date hereof (provided that any amendment or revision shall be in compliance with this Agreement); and

(ii)	a copy of any technical reports prepared in accordance with NI 43-101 or updated finalized mineral reserve and mineral resource estimates produced in accordance with NI 43-101;

(d)

promptly notify the Agent of (i) the acquisition by it of any material real property (including mineral rights), whether owned or leased, (ii) any new locations of tangible assets of the Credit Parties or any of their Subsidiaries (other than inventory in transit), (iii) the breach of a Material Agreement by any party thereto upon having knowledge of such breach, (iv) the exercise by Impala of its rights under the Call Option Agreement, (v) any material correspondence relating to the material terms of the RBPlat Term Sheet which adversely affects, or could reasonably adversely affect, the interests of the Creditors or the prospects of the completion of the transactions contemplated by the RBPlat Term Sheet being completed in accordance with its terms within the time frame contemplated therein received from (or on behalf of) the Royal Bafokeng Platinum Limited with respect to the transactions contemplated by the RBPlat Term Sheet or from (or on behalf of) Waterberg JV or its shareholders and (vi) new Material Agreements or any waiver, amendment or revision to any existing Material Agreement (provided that any amendment or revision shall be in compliance with this Agreement), and forthwith provide a true and complete copy of same to the Agent;

(e)

if there is any material change in a period to the accounting policies, practices and calculation methods used by the Borrower in preparing its financial statements or components thereof as compared to any previous period, provide the Agent with all information which the Agent reasonably requires relating to the impact of any such material change on the comparability of the reports provided to the Finance Parties after any such material change to previous reports;

(f)

timely file all documents that must be publicly filed or sent to its shareholders pursuant to Applicable Securities Legislation within the time prescribed by such Applicable Securities Legislation and will make such documents available on the System for Electronic Document Analysis and Retrieval or the SEC’s Electronic Data Gathering, Analysis and Retrieval database, as applicable, within such prescribed time period, and in the event that the Borrower is not at any time subject to Applicable Securities Legislation, the Borrower will continue to provide to the Agent: (i) within 90 days after the end of each fiscal year, copies of its annual report and audited annual financial statements, (ii) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, interim financial statements which shall, at a minimum, contain such information required to be provided in quarterly reports by a “reporting issuer” (as such term is defined in such Applicable Securities Legislation) under the Applicable Securities Legislation, together with all such operational and other reports as the Agent (in accordance with the instructions of the Majority Lenders) may require from time to time. Each of the reports referred to in the foregoing sentence will be prepared in accordance with disclosure requirements of Applicable Securities Legislation and IFRS, as applicable;

(g)

take all steps and actions as may be required: (i) to maintain the listing and posting for trading of the Common Shares on the Exchanges, provided that the Borrower may move its listings to any other stock exchange or market as is acceptable to the Agent (in accordance with the instructions of the Majority Lenders); and (ii) to maintain its status as a “reporting issuer”, or the equivalent thereof in compliance with the requirements of the Applicable Securities Legislation;

(h)

comply with all Applicable Securities Legislation in connection with the issuance of the Securities, including, but not limited to, obtaining the approvals of the Exchanges, as required, in respect of the listing thereof; and forthwith after the issuance of any of the Securities, the Borrower will file such forms and documents as may be required under Applicable Securities Legislation;

(i)	comply in all material respects with all continuous disclosure obligations under Applicable Securities Legislation;

(j)	notify the Agent in writing within five Business Days of the occurrence of any change in the directors or officers of any of the Credit Parties;

(k)

the Borrower and its Subsidiaries shall at all times comply with the Borrower’s Anti-Corruption Policy, and shall immediately notify the Agent upon becoming aware of any breach or suspected breach of such policy;

(l)

on a consolidated basis and as determined by reference to the previously filed reports and the unconsolidated monthly reports referred to in Section 7.1(b), maintain at all times commencing on January 30, 2018:

(i)	Working Capital in excess of $1,000,000; and

(ii)	a minimum of $2,000,000 in unrestricted cash and cash equivalents at all times, computed on a monthly basis;

(m)

promptly notify the Agent in writing upon becoming aware of: (i) any Default, (ii) any material suit, proceeding or governmental investigation pending or, to the Borrower’s knowledge, threatened or any notification of any challenge to the validity of any Authorization, relating to the Borrower, the Guarantor, the Project or the Waterberg JV Project, or any part thereof or any of the Platinum Group Assets, (iii) any force majeure event under any document relating to the Project or the Waterberg JV Project, or any part thereof or any of the Platinum Group Assets, (iv) any suit, proceeding, demand, claim or governmental investigation or communication pending or, to the Borrower’s knowledge, threatened, relating to the Project or the Waterberg JV Project, or any part thereof or any of the Platinum Group Assets, and (v) any notice of default received in respect of any Material Agreement or the Production Payment Agreement Termination Agreement, including any notice of a First Lien Default or a Production Payment Default;

(n)

(i) prior to 30 days following the date the First Lien Facility Indebtedness is repaid in full, complete one or more offerings of common shares or subordinated debt (in form and substance satisfactory to the Agent) for gross proceeds of not less than $20,000,000 in the aggregate (the “First Required Financing”) and (ii) prior to June 30, 2018 have completed one or more additional offerings (i.e. in addition to the amount required to be raised under the First Required Financing) of common shares or subordinated debt (in form and substance satisfactory to the Agent) for gross proceeds of not less than $10,000,000 in the aggregate (the “Second Required Financing”);

(o)

on or before the 5th day of each calendar month, provide to the Agent a report (in form and substance acceptable to the Agent) listing all bank accounts maintained by the Credit Parties and the Material Subsidiaries together with details concerning such accounts, the name and the address of the financial institutions with which such accounts are maintained and the month-end balances.

7.2	Additional Positive Covenants

While any Facility Indebtedness is outstanding, each Credit Party covenants and agrees with the Finance Parties that it will, and ensure that each of the Subsidiaries will from time to time (except in the case of Mnombo, in respect of which each Credit Party covenants and agrees with the Finance Parties that it will in good faith make all reasonable commercial efforts and take all such steps and proceedings within its power, authority and capacity to ensure that Mnombo will from time to time):

(a)

at all times maintain its corporate existence, obtain and maintain all material Authorizations required or necessary at such time in connection with its business, the Project or the Waterberg JV Project, and each part thereof and the Platinum Group Assets, and carry on and conduct its business in a reasonably proper and efficient manner;

(b)

keep or cause to be kept proper books of account and make or cause to be made therein true and complete entries of all of its dealings and transactions in relation to its business in accordance with IFRS, and at all reasonable times will furnish or cause to be furnished to the Finance Parties or their duly authorized agent or attorney such information relating to its operations as the Agent (in accordance with the instructions of the Majority Lenders) may request and such books of account shall be open for inspection by the Finance Parties or such agent or attorney upon reasonable request and in connection therewith the Credit Parties shall at all reasonable times and upon reasonable notice allow the Finance Parties or their duly authorized agents or attorneys to inspect the assets of the Credit Parties (such inspection to be at the cost and expense of the Borrower for up to two (2) inspections per calendar year, provided that such costs and expenses shall be reasonable);

(c)

ensure that each of the Security Documents to which it is a party will at all times constitute valid and perfected first ranking security over the collateral subject thereto, subject only to Permitted Encumbrances, and at all times take all actions necessary or reasonably requested to create, perfect and maintain the Security Interests granted pursuant to the Security Documents as perfected first ranking security over the collateral subject thereto, subject only to Permitted Encumbrances;

(d)	duly and punctually perform and carry out all of the covenants and acts or things to be done by it as provided in this Agreement and each of the other Facility Documents;

(e)

obtain, maintain and, as required, timely renew all required governmental Authorizations and third party approvals and consents for development and operation of the Project or the Waterberg JV Project, and each part thereof (as may be required for the then current state of development or operation of the Project or the Waterberg JV Project, or any part thereof), including but not limited to all Authorizations required under applicable Environmental Laws;

(f)	comply in all material respects with all Applicable Law, including Environmental Laws and Applicable Securities Legislation;

(g)

ensure that, at all times, Maseve holds all present and after-acquired property now or hereafter located at, on or about the Project or any part thereof or now or hereafter used or acquired for use primarily in connection with, primarily related to, or produced from the Project or any part thereof or any business or operations thereat, and all proceeds thereof (other than property owned by contractors authorized by one or more of the Credit Parties or their Subsidiaries to carry on business at the Project);

(h)

(A) maintain policies of insurance with responsible carriers and in such amounts and covering such risks as are usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which it operates; (B) deliver to the Agent evidence of such insurance coverage; and (C) on an annual basis and/or at any other time, promptly at the request of the Agent, deliver to the Agent all certificates and reports prepared in connection with such insurance;

(i)	maintain or cause to be maintained the Platinum Group Assets in good condition in accordance with prudent industry standards;

(j)

pay and discharge or cause to be paid and discharged, promptly when due, all Taxes imposed upon it or in respect of any of its assets or upon the income or profits therefrom as well as all claims of any kind (including claims for labour, materials, supplies and rent) which, if unpaid, might become a lien thereupon; provided however, that it shall not be required to pay or cause to be paid any such Tax or claim if the amount, applicability or validity thereof shall concurrently be contested in good faith by appropriate proceedings diligently conducted;

(k)

promptly pay or make provisions satisfactory to the Agent (in accordance with the instructions of the Finance Parties) for the payment of any additional amounts, including Taxes and charges which may be imposed on the Borrower or the Guarantor by the laws of South Africa or Canada or any state, province, territory or other jurisdiction thereof (except income tax or security transfer tax, if any), which shall be payable with respect to the Facility;

(l)

cause all necessary and proper steps to be taken diligently to protect and defend the Platinum Group Assets and the proceeds thereof against any material adverse claim or demand, including without limitation, the employment or use of counsel for the prosecution or defence of litigation and the contest, settlement, release or discharge of any such claim or demand;

(m)

as may be required by the Agent (in accordance with the instructions of the Majority Lenders) from time to time, execute and deliver such further and other documents and do all matters and things which are necessary to carry out the intention and provisions of this Agreement;

(n)	the Borrower and the Subsidiaries will at all times comply with all International Trade Laws in all material respects;

(o)

provide such access and information, including documents, correspondence and access to accountants and professional advisors, as the Agent may require with regard to Waterberg JV, the Waterberg JV Project, the RBPlats Transaction (as defined in the Side Letter) and the Impala Transactions (as defined in the Side Letter);

(p)

deliver to the Agent, within 15 calendar days of the end of each month, a complete and accurate listing of all accounts payable and other liabilities of each of the Borrower, the Guarantor and their respective direct and indirect Subsidiaries, including the aging of each such account payable or liability as at the end of the applicable month;

(q)

by not later than December 5, 2017, enter into definitive binding agreements in respect of the Plant Transaction (as defined in the RBPlat Term Sheet) on the terms contained in the RBPlat Term Sheet and on terms otherwise satisfactory to the Agent;

(r)

within ten Banking Days of receipt of the Net Proceeds (as defined in the Side Letter Consent), (i) the Guarantor shall have paid over the Net Proceeds to the Borrower, (ii) the Borrower shall have paid to the First Lien Agent from the Net Proceeds an amount equal to the Subsequent First Lien Debt (as defined in the Side Letter Consent) to fully repay and discharge the Subsequent First Lien Debt (the amount so paid the “First Lien Debt Repayment”) and (iii) the Borrower shall have (x) delivered to counsel to the First Lien Agent (the “Escrow Agent”) an amount equal to the US $1.4 Million (the “Escrow Funds”) to be held by the Escrow Agent in escrow pursuant to the Escrow Agreement, with such sum to be used to satisfy the Credit Parties obligations to pay outstanding payables and general administrative expenses of the Borrower and the Guarantor (the “G&A Expenses”) as requested by the Borrower and approved by the First Lien Agent and the Agent, and (y) deposited the South African Rand equivalent of $4.8 Million (the “Permitted Use Funds” into a segregated account in South Africa established by the Guarantor (the “Permitted RSA Account”), with such funds to be used as permitted by the Second Side Letter;

(s)

have received, in form and substance satisfactory to the Agent, all approvals necessary or desirable (including South African Reserve Bank Approval) in connection with this Agreement, the Side Letter, the Production Payment Agreement Termination Agreement and the Security Documents by not later than November 30, 2017 (the “2017 SARB Approval”);

(t)	cause, within 60 days of the date hereof, every bank account located in Canada and listed in Schedule G to be subject to an account control agreement in form and substance satisfactory to the Agent.

7.3	Negative Covenants

At all times that any Facility Indebtedness remains outstanding, each Credit Party hereby covenants and agrees with the Finance Parties that, except with the prior written consent of the Agent (in accordance with the instructions of the Majority Lenders), it will not, and it will ensure that after the date hereof its Subsidiaries will not from time to time (except in the case of Mnombo, in respect of which each Credit Party covenants with the Finance Parties that, except with the prior written consent of the Agent (in accordance with the instructions of the Majority Lenders), it will in good faith make all reasonable commercial efforts and take all such steps and proceedings within its power, authority and capacity to ensure that Mnombo will not from time to time):

(a)	directly or indirectly issue, incur, assume or otherwise become liable for or in respect of any Indebtedness other than:

(i)	Permitted Indebtedness; and

(ii)

encumbrances relating to any transaction described in Section 1.1(a)(i) above, provided that prior written consent of the Agent (in accordance with the instructions of the Majority Lenders, none of whom shall unreasonably withhold their consent) has been obtained in respect of such encumbrances relating to any transaction described in Section 1.1(a)(i) above;

(b)

directly or indirectly create, incur, assume, permit or suffer to exist any Security Interest, royalty or other encumbrances whatsoever against any of the Platinum Group Assets, other than Permitted Encumbrances;

(c)	convey, sell, lease, assign, transfer or otherwise dispose of any shares or securities of any Material Subsidiary or any Platinum Group Assets, excluding:

(i)

any transaction required to comply with any notice issued by a South African Governmental Authority in connection with the dilution of Africa Wide’s dilution interest in the Project below 26% or other requirements under the MRDPA;

(ii)	the Impala Transactions; or

(iii)	any sale or other disposition of worn out or obsolete equipment, vehicles or other assets,

provided always that the proceeds thereof shall be subject to the prepayment provisions of Section 3.2 above;

(d)

convey, sell, lease, assign, transfer or otherwise dispose of any shares or securities of any Material Subsidiary or any Platinum Group Assets, excluding pursuant to the Impala Transactions or any disposition of inventory or other assets in the Ordinary Course of Business;

(e)	allow any of the Platinum Group Assets to be located outside of South Africa or Canada;

(f)

amend, modify or vary any Material Agreement or waive any provision of any Material Agreement (except for amendments entered into in respect of Authorizations, copies of which are promptly provided to the Agent, and except for immaterial amendments and waivers entered into in the Ordinary Course of Business in respect of other Material Agreements, copies of which are promptly provided to the Agent), or terminate or surrender or fail to enforce any agreement, contract, right of way, lease or easement which is a Material Agreement, without the prior written consent of the Agent (in accordance with the instructions of the Majority Lenders, none of whom shall unreasonably withhold its consent);

(g)	enter into any agreement other than the Material Agreements described in Schedule E concerning any shares or securities of any Material Subsidiary or the Borrower;

(h)

enter into any scheme for the reconstruction or reorganization of it or, other than the with respect to a Change of Control of the Borrower, for the consolidation, amalgamation, merger or similar transaction of it with or into any other Person;

(i)

make any prepayment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value (except for any scheduled final maturity payment, scheduled repayment or scheduled sinking fund payment, in each case when due) any Indebtedness other than (unless otherwise restricted by this Agreement or any subordination, postponement or intercreditor agreement) Permitted Indebtedness;

(j)

purchase, redeem, retire or otherwise acquire for cash any securities (equity or other), or purchase or otherwise acquire all or substantially all of the assets of any other Person (other than a Credit Party) or of a division or unit of any such Person;

(k)

subject to Section 7.3(l) make any payment to, or sell, lease, transfer or otherwise dispose of any Platinum Group Assets to, or purchase assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Borrower (an “Affiliate Transaction”), other than:

(i)

an Affiliate Transaction on terms that are no less favourable than those that would have been obtained in a comparable arm’s length transaction with a Person who is not a “related person”, as such term is defined in the Bankruptcy and Insolvency Act (Canada);

(ii)	any payments by a Subsidiary to the Borrower; and

(iii)	any Affiliate Transaction between any Credit Parties;

(l)	notwithstanding Section 7.3(k) make any Investments in Mnombo during the term of this Agreement;

(m)

make any amendment to any of its Constating Documents without the prior written consent of the Agent (in accordance with the instructions of the Majority Lenders, none of whom shall unreasonably withhold their consent);

(n)

change its name or fiscal year without the prior written consent of the Agent (in accordance with the instructions of the Majority Lenders, none of whom shall unreasonably withhold their consent), and further provided that the Borrower shall notify the Agent in writing within three Business Days of any such change of name;

(o)	declare or provide for any dividends, distributions or other payments based on share capital;

(p)	pay out any shareholders (or members or partners) loans or other Indebtedness to non-arm’s length parties other than the Borrower;

(q)

make any material payments to shareholders (or members or partners), affiliates or executives (other than commercially reasonable salaries, employment bonuses and stock options that are consistent with past company and industry practices as approved by the Compensation Committee of the Board of Directors of the Borrower) without the prior written consent of the Agent (in accordance with the instructions of the Majority Lenders, none of whom shall unreasonably withhold their consent);

(r)	guarantee the obligations of any other Person, directly or indirectly, other than obligations of the Credit Parties permitted by this Agreement;

(s)

enter into any Financial Instrument Obligations except for the purposes of prudent management of its interest rate, foreign currency and commodity price exposure and not for speculative purposes, and provided always that the aggregate Indebtedness in respect of all such Financial Instrument Obligations does not exceed $10,000,000;

(t)	enter into or become party or subject to any dissolution, winding-up, reorganization or similar transaction or proceeding;

(u)

engage in the conduct of any business other than the business of the Credit Parties as existing on the date of this Agreement or in businesses reasonably related thereto on a basis consistent with the conduct of such business as conducted on the date of this Agreement;

(v)

(i) use any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) make any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violate or be in violation of any provision of Money Laundering Laws, International Trade Laws, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada) or the Bribery Act (United Kingdom); or (iv) make any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee;

(w)

enter into or permit to exist any agreement or arrangement or take any action which restricts or purports to restrict the ability of any of its Subsidiaries (i) to pay dividends or make any other distributions to the Borrower or another of its Subsidiaries, or (ii) deliver minerals or perform its other obligations under the Material Agreements;

(x)	transfer or assign any Indebtedness owed to a Credit Party or its Subsidiary to any Person other than a Credit Party or its Subsidiary;

(y)	amend the Anti-Corruption Policy adopted by the board of directors of the Borrower except with the Agent’s consent;

(z)

except for any payment to the First Lien Agent in respect of the First Lien Facility Indebtedness, incur any liability or make any payment in excess of $500,000 individually or $2,000,000 in the aggregate that are not included in Care & Maintenance Budget or DFS Plan and Budget;

(aa)

(I) pay to any Person any amount (other than an aggregate amount of $1,000,000 to be paid to Macquarie Capital Markets Canada Ltd. (“Macquarie”) and BMO Nesbitt Burns Inc. (“BMONB”) in connection with any finder’s fee, commission, success fee or similar payment in connection with the transactions contemplated by the Impala Transactions or the transactions described in the RBPlat Term Sheet, including (i) Macquarie under the letter agreement dated March 11, 2015 (the “Macquarie Letter Agreement”) or (ii) BMONB under the letter agreement dated February 23, 2015 (the “BMONB Letter Agreement”), in each case until the First Lien Facility Indebtedness and Transaction Indebtedness are fully repaid and discharged, or (II) (i) amend (other than as expressly contemplated in Section 5.1(a)(iii)) the Macquarie Letter Agreement or BMONB Letter Agreement or (ii) enter into an agreement with Macquarie or BMONB or their affiliates which relates to the subject matter of the Macquarie Letter Agreement or BMONB Letter Agreement;

(bb)

allow (i) the intercompany Indebtedness between the Borrower and the Guarantor to be less than the sum of the Facility Indebtedness, First Lien Facility Indebtedness and any amounts which may have priority over the Facility Indebtedness and the First Lien Facility Indebtedness, (ii) the outstanding loans (from the Guarantor to Waterberg JV, after giving effect to the Guarantor Sale (as defined in the Side Letter Consent), to be less than the aggregate of the amounts advanced by way of loans to Waterberg JV, or (iii) the outstanding shareholder loans from the Guarantor to Maseve Investments 11 Proprietary Limited to be lesst han the Outstanding Maseve Amount plus the amounts advanced by way of loans to Maseve Investments 11 Proprietary Limited after September 30, 2017;

(cc)

(i) allow the Guarantor to maintain accounts the aggregate balance of which (in this paragraph, the “Guarantor Balance Amount”) exceeds $1,200,000 (other than (x) any amount received by the Guarantor from Impala under the Impala Transaction for expenses to be incurred in accordance with the DFS Plan and Budget, such amount not to exceed $5,000,000 in the aggregate and (y) the South African Rand equivalent of not more than $4,800,000 received from Impala under the Impala Transactions and held in the Permitted RSA Account and subject to the terms of the Second Side Letter) at any time, (ii) transfer, directly or indirectly, monies or cash equivalent to the Guarantor (in this paragraph, a “Transfer”) at a time where the Guarantor Balance Amount exceeds $200,000 (other than any amount received by the Guarantor from Impala under the Impala Transaction for expenses to be incurred in accordance with the DFS Plan and Budget, such amount not to exceed $5,000,000 in the aggregate), or (iii) the Borrower to make any Transfer in an amount exceeding $1,000,000 for any such individual Transfer, provided that, in each case of items (ii) and (iii), no Transfer of any amount shall be permitted hereunder unless the Agent has received or waived receipt of a notice from the Borrower at least one Business Day prior to the Borrower making such Transfer detailing the amount and other relevant particulars of such Transfer; or

(dd)

(i) cause any bank account maintained by the Credit Parties listed in Schedule G to be closed; (ii) open any new bank account not listed in Schedule G; or (iii) permit any bank account located in Canada and listed in Schedule G to no longer be subject to an account control agreement in form and substance satisfactory to the Agent.

7.4	Reimbursement of Expenses

The Borrower will pay for the Agent’s reasonable legal fees (on a solicitor and own client basis), the fees of the Project Inspector and all other reasonable costs, charges and expenses (including all due diligence expenses) of and incidental to the preparation, execution and completion of this Agreement and all other Facility Documents, all as may be required by the Agent in its sole and absolute discretion, to complete this transaction (and regardless of whether the Advance is made), and will also pay for the expenses of the Agent in connection with due diligence visits and inspections for (i) up to two visits and inspections per calendar year prior to the occurrence of an Event of Default, and (ii) any number of visits and inspections after the occurrence of an Event of Default. The Borrower further covenants and agrees to pay all of the Agent’s legal fees (on a solicitor and own client basis) and all other costs, charges and expenses of and incidental to the recovery of all amounts owing hereunder and under the other Facility Documents, including but not limited to the enforcement of the Security Documents granted hereunder or which otherwise secures repayment of the Facility. All amounts will be payable upon presentment of an invoice. If not paid within 30 days of presentment of an invoice, such amounts will be added to and form part of the principal amount of the Facility and shall accrue interest from the date of presentment of the invoice as if it had been advanced by the Lenders (in their respective Pro Rata Share) to the Borrower hereunder on such date.

7.5	Agent May Perform Covenants

If the Borrower or any other Credit Party shall fail to perform any of its respective covenants contained in this Agreement or any of the other Facility Documents, the Agent, upon becoming aware of such failure, may (in accordance with the instructions of the Majority Creditors, in their discretion), but need not, itself perform any of such covenants capable of being performed by it, but is under no obligation to do so. All sums so required to be paid by the Agent in connection with the Agent’s performance of any covenant will be added to and form part of the principal amount of the Facility and shall accrue interest from the date so paid by the Agent as if the same had been advanced by the Lenders (in their respective Pro Rata Share) to the Borrower hereunder on such date. No such performance by the Agent of any such covenant or payment or expenditure by the Borrower of any sums advanced or borrowed by the Agent pursuant to the foregoing provisions shall be deemed to relieve the Borrower from any default hereunder or its continuing obligations hereunder.

ARTICLE 8
DEFAULT AND ENFORCEMENT

8.1	Events of Default

The occurrence of any one or more of the following events shall constitute an “Event of Default” hereunder:

(a)	if the Borrower defaults in payment of any Amount Payable and such default continues for a period of two Business Days;

(b)

if the Borrower or the Guarantor defaults in observing or performing any other covenant or condition of this Agreement or any other Facility Document or under any Material Agreement on its part to be observed or performed and, with respect to such covenants or conditions which are capable of rectification, if such default continues for a period of seven Business Days after notice in writing has been given to the Borrower by the Agent specifying such default and requiring the Borrower to rectify the same;

(c)

if any one or more of the Facility Documents ceases to be in full force and effect or if any Security Document ceases to constitute a valid and perfected first priority Security Interest (subject only to Permitted Encumbrances which by their nature or by reason of the Intercreditor Agreement would constitute prior ranking security) upon all the Platinum Group Assets it purports to charge or encumber, in favour of the Agent;

(d)

any change in laws, policies, Taxes, rights of or obligations to any national or local governments in any Relevant Jurisdictions having the force of law that (in the opinion of the Majority Lenders, in their sole discretion) results in or could reasonably be expected to result in a Material Adverse Effect;

(e)

any act of expropriation, nationalization or other similar event or circumstance affecting the properties and assets of the Credit Parties that (in the opinion of the Majority Lenders, in their sole discretion) results in or could reasonably be expected to result in a Material Adverse Effect;

(f)

the institution by the Borrower or the Guarantor of proceedings to be adjudicated a bankrupt or insolvent or any similar proceedings or the consent by it to the institution of bankruptcy or insolvency proceedings or any similar proceedings against it or the filing by it of a petition or answer or consent seeking liquidation, reorganization or relief under any applicable federal, provincial or state law relating to bankruptcy, insolvency, reorganization or relief of debtors, or the consent by it to the filing of any such petition or to the appointment under any such law of a receiver, receiver-manager, liquidator, assignee, trustee, sequestrator or other similar official of the Borrower or the Guarantor or of all or substantially all of its property, or the making by it of a general assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due or anything analogous in a Relevant Jurisdiction;

(g)

the entry of a decree or order by a court having jurisdiction adjudging the Borrower or the Guarantor a bankrupt or insolvent or approving as properly filed an application or a petition seeking liquidation, reorganization, arrangement or adjustment of or in respect of the Borrower or the Guarantor under any Applicable Law relating to bankruptcy, insolvency, reorganization or relief of debtors, or appointing under any such law a receiver, receiver-manager, liquidator, assignee, trustee, sequestrator or other similar official of the Borrower or the Guarantor or of all or substantially all of its property, or ordering pursuant to any such law the winding-up or liquidation of its affairs, and the continuance of any such decree or order unvacated and unstayed and in effect for a period of 30 days or anything analogous in a Relevant Jurisdiction;

(h)

any proceedings are commenced for the bankruptcy, insolvency, reorganization, winding-up, liquidation or dissolution or any similar proceedings of the Borrower or the Guarantor or any decree, order or approval for such bankruptcy, insolvency, reorganization, winding-up, liquidation or dissolution is issued or entered, unless the Borrower or the Guarantor in good faith actively and diligently contests such proceedings, decree, order or approval, resulting in a dismissal or stay thereof within 30 days of commencement or anything analogous in a Relevant Jurisdiction;

(i)	a resolution is passed for the winding-up, dissolution or liquidation of the Borrower or the Guarantor;

(j)

this Agreement or any other Facility Document or any Material Agreement shall for any reason, or is claimed by the Borrower or the Guarantor (or in the case of a Material Agreement, any other party thereto) to, cease in whole or in any part to be a legal, valid, binding and enforceable obligation of the Borrower or the Guarantor or such other party (in the case of a Material Agreement);

(k)

if the Borrower or the Guarantor fails to pay the principal of, premium, if any, interest on, or any other amount owing in respect of any of its Indebtedness which is outstanding in an aggregate principal amount exceeding $250,000 when such amount becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise and such failure continues after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness); or any other event occurs or condition exists and continues after the applicable grace period, if any, specified in any agreement or instrument relating to any such Indebtedness, if its effect is to accelerate or permit the acceleration of, such Indebtedness; or any such Indebtedness shall be, or may be, declared to be due and payable prior to its stated maturity;

(l)

any representation or warranty given by the Borrower or the Guarantor in this Agreement or any other Facility Document or any Material Agreement shall prove to be incorrect or misleading in any material respect as at the date on which it was made and, if the circumstances giving rise to the incorrect or misleading misrepresentation or warranty are capable of modification or rectification (such that, thereafter the representation or warranty would be correct and not misleading), the representation or warranty remains incorrect or misleading at the end of a period of 30 days from the date the Borrower or such Guarantor becomes aware of such incorrect or misleading misrepresentation;

(m)	the occurrence or existence of any event or circumstance which has or could reasonably be expected to have a Material Adverse Effect (in the opinion of the Majority Lenders, in their sole discretion);

(n)

if the Finance Parties in good faith and on commercially reasonable grounds believe that the ability of the Credit Parties to pay any of the outstanding balance of the Facility or the Production Payment Termination Obligations to the Finance Parties or to perform any of the covenants contained in the Facility Documents is impaired or any security granted by the Credit Parties to the Finance Parties is or is about to be impaired or in jeopardy;

(o)	the occurrence of a Change of Control;

(p)

any destruction or abandonment of the Project (other than with respect to putting the Project on care and maintenance as required under Section 5.1(j)) or the Waterberg JV Project, or any part thereof, which destruction or abandonment causes any material reduction in the valuation thereof or material delay of its development or the achievement of Construction Completion;

(q)	if Maseve ceases to own a majority interest in the Project;

(r)

one or more final judgments or decrees for the payment of money in excess of $500,000 individually or $1,000,000 on a cumulative basis, are rendered against the Credit Parties or any of them by a court of competent jurisdiction, and the same is not paid in full within 15 days;

(s)

(i) any Authorization required under Environmental Laws which is a Material Agreement or otherwise required for the continued development or operation of the Project has been terminated or surrendered by any Credit Party, or (ii) any Authorization required under Environmental Laws which is a Material Agreement or otherwise required for the continued development or operation of the Project is either (1) terminated, voided, vacated, rejected or otherwise invalidated by any Governmental Authority or (2) to the extent that such action would have a Material Adverse Effect, is modified, limited, or partially terminated, voided, vacated, rejected or otherwise invalidated by any Governmental Authority, and any such terminating, voiding, vacating, rejecting, invalidating, modifying, or limiting in the case of either (1) or (2) is either (i) not subject to any further appeal on terms that would allow the Credit Parties to continue to develop or operate the Project or any relevant part thereof pending appeal, according to the terms of the Authorization as issued or (ii) the Credit Parties fail to preserve and pursue any such appeal;

(t)	if any Person takes possession of any of the Platinum Group Assets by appointment of a receiver, receiver and manager, or otherwise;

(u)

if a material default occurs and is continuing under any Material Agreement after giving effect to any cure period thereunder or any Material Agreement is terminated other than at scheduled maturity, by way of prepayment or with the prior written consent of the Agent, acting reasonably;

(v)

if a Credit Party, any of its Subsidiaries, or any director, officer or employee of any of them has breached, or is charged with breaching, any provision of Money Laundering Laws, International Trade Laws, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada) or the Bribery Act (United Kingdom);

(w)

if the Borrower fails to either make the payments contemplated in a Request (as defined in the Side Letter) or to provide the officer’s certificate of a senior financial officer of the Borrower confirming such payments within ten Business Days from the date of release of funds contemplated in such Request; or

(x)

if any one or more of the following events occurs: (a) the Borrower fails to remain listed on the TSX, (b) a breach of the terms and conditions of the Side Letter Consent or the Side Letter, (c) a breach or default under any Material Agreement or Project Document, (d) if a Credit Party (i) provides a Notice of Default (as such term is defined in the Waterberg Shareholder Agreement) under the Waterberg Shareholder Agreement, (ii) its Shares (as defined in the Waterberg Shareholder Agreement) or Shareholder Loans (as defined in the Waterberg Shareholder Agreement) become subject to relinquishment or its Shares and Shareholder Loans are otherwise surrendered, relinquished, transferred or divested (other than pursuant to the purchase and sale provided for in the Share Purchase Agreement), (iii) provides a notice under Section 24.3 of the Waterberg Shareholder Agreement or (iv) or becomes a “non-contributing Shareholder” (as such term is referred to in the Waterberg Shareholder Agreement other than as contemplated in Section 30.1.7 of the Waterberg Shareholder Agreement), (e) the Guarantor directly owns less than 81,202 shares of Waterberg JV or the shares of Waterberg JV directly held by the Guarantor represent less than a 35% interest in all outstanding Waterberg JV shares (other than a reduction as a result of the issuance by Waterberg of additional shares as a consequence of the application of the terms of the Call Option Agreement or for the purposes of BEE Ownership Compliance or Implats BBBEE Compliance, as both such terms are defined in the Waterberg Shareholder Agreement), (f) the Sprott Advance (as defined in the Side Letter) is used or was used, as applicable for a purpose other than for the Purpose (as defined in the Side Letter), (g) if the closing of the transactions contemplated by the RBPlat Term Sheet are not completed by December 31, 2018, (h) if the closing of the purchase and sale provided for in the Share Purchase Agreement does not occur by November 10, 2017, or (i) the failure of any representation or warranty in the Side Letter Consent or the Side Letter to be true and correct.

8.2	Acceleration on Default

If any Event of Default shall occur and be continuing, the Agent (in accordance with the instructions of the Majority Creditors) may (i) by notice to the Borrower, declare, in their sole and absolute discretion, all or any portion of the amount of the Facility Indebtedness to be forthwith due and payable, whereupon all or any such portion of the Facility Indebtedness shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower, provided that upon the occurrence of an actual or deemed entry of an order for relief with respect to a Credit Party under the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) or the Winding-up and Restructuring Act (Canada), or any substantially similar legislation under the laws of South Africa providing for any form of creditor protection, the result which would otherwise occur only upon giving of notice by the Agent to the Borrower under this Section 8.2, shall occur automatically without the giving of any such notice and all Facility Indebtedness in such case shall become immediately due and payable; and (ii) whether or not the actions referred to in clause (i) have been taken, (X) exercise any or all of the Agent’s rights and remedies under the Security Documents, and (Y) proceed to enforce all other rights and remedies available to the Agent under this Agreement, the other Facility Documents and Applicable Law.

8.3	Waiver of Default

If an Event of Default shall have occurred, the Agent (in accordance with the instructions of the Majority Lenders), so long as it has not become bound to institute any proceedings hereunder, shall have the power to waive any Event of Default hereunder if, in the Majority Lenders’ sole and absolute opinion, the same shall have been cured or adequate provision made therefor, upon such terms and conditions as the Majority Lenders may consider advisable, provided that no delay or omission of the Agent to exercise any right or power (or of the other Finance Parties to provide instructions with respect to the same) accruing upon any Event of Default shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or acquiescence therein and provided further that no act or omission of the Agent (or of the other Finance Parties) shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default hereunder or the rights resulting therefrom.

8.4	Enforcement by the Agent

If an Event of Default shall have occurred, but subject to Section 8.3 hereof:

(a)

the Agent may (in accordance with the instructions of the Majority Creditors) proceed to enforce, and to instruct any other Person to enforce, the rights of the Transaction Parties by any action, suit, remedy or proceeding authorized or permitted by this Agreement or any of the other Facility Documents or by law or equity; and may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Transaction Parties proven in any bankruptcy, insolvency, winding-up or other judicial proceedings relating to the Borrower and the other Credit Parties; and

(b)

no such remedy for the enforcement of the rights of the Transaction Parties shall be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

8.5	Set-Off

In addition to any rights now or hereafter granted under Applicable Law, and not by way of limitation of any such rights, the Agent and each Lender is authorized, at any time that an Event of Default has occurred and is continuing without notice to the Credit Parties or to any other Person, any such notice being expressly waived by the Credit Parties, to set- off, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other indebtedness at any time held by or owing by the Agent or such Lender, as the case may be, to or for the credit of or the account of any of the Credit Parties against and on account of the obligations and liabilities of the Borrower which are due and payable to the Agent or such Lender, as the case may be, under the Facility Documents.

8.6	Agent Appointed Attorney

To the extent permitted by Applicable Law, each Credit Party irrevocably appoints the Agent to be the attorney of such Credit Party in the name and on behalf of such Credit Party to execute any instruments and do any things which such Credit Party ought to execute and do, and has not executed or done, under the covenants and provisions contained in this Agreement and generally to use the name of such Credit Party in the exercise of all or any of the powers hereby conferred on the Agent with full powers of substitution and revocation. Such power of attorney, being coupled with an interest, is irrevocable.

8.7	Remedies Cumulative

No remedy herein conferred upon or reserved to the Agent is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or under any other Facility Document or now or hereafter existing by law or by statute.

ARTICLE 9
AGENT

9.1	Appointment and Authorization of Agent

Each Transaction Party hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Facility Documents (other than the holder of a participation in its interests herein or therein) to appoint and authorize, the Agent to take such actions as agent on its behalf and to exercise such powers under the Facility Documents as are delegated to the Agent by such Transaction Party by the terms hereof, together with such powers as are reasonably incidental thereto. Neither the Agent nor any of its directors, officers, employees or agents shall be liable to any of the Transaction Parties for any action taken or omitted to be taken by it or them hereunder or thereunder or in connection herewith or therewith, except for its own gross negligence or wilful misconduct and each Transaction Party hereby acknowledges that the Agent is entering into the provisions of this Section 9.1 on its own behalf and as agent and trustee for its directors, officers, employees and agents.

9.2	Interest Holders

The Agent may treat each Lender set forth in Schedule A hereto or the Person designated in the last notice delivered to it under Section 12.4 as the holder of all of the interests of such Lender under the Facility Documents.

9.3	Consultation with Counsel

The Agent may consult with legal counsel selected by it as counsel for the Agent and the other Transaction Parties and shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of such counsel.

9.4	Documents

The Agent shall not be under any duty to the Transaction Parties to examine, enquire into or pass upon the validity, effectiveness or genuineness of the Facility Documents or any instrument, document or communication furnished pursuant to or in connection with the Facility Documents and the Agent shall, as regards the Transaction Parties, be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

9.5	Agent as Lender

With respect to those portions of the Facility made available by it as a Lender, the Agent shall have the same rights and powers under the Facility Documents as any other Lender and may exercise the same as though it were not the Agent. The Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with each Credit Party and its Affiliates and Persons doing business with such Credit Party and/or any of its Affiliates as if it were not the Agent and without any obligation to account to the Lenders therefor.

9.6	Responsibility of Agent

The duties and obligations of the Agent to the Transaction Parties under the Facility Documents are only those expressly set forth herein. The Agent shall not have any duty to the Transaction Parties to investigate whether a Default has occurred. The Agent shall, as regards the Transaction Parties, be entitled to assume that no Default has occurred and is continuing unless the Agent has actual knowledge or has been notified by a Credit Party of such fact or has been notified by a Transaction Party that such Transaction Party considers that a Default has occurred and is continuing, such notification to specify in detail the nature thereof.

9.7	Action by Agent

The Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it on behalf of the Transaction Parties by and under the Facility Documents; provided, however, that the Agent shall not exercise any rights under Section 8.2 or under any guarantee or other Security Documents or expressed to be on behalf of or with the consent or approval of or in accordance with the instructions of the Majority Creditors without the request, consent or instructions of the Majority Creditors. Furthermore, any rights of the Agent expressed to be on behalf of or with the consent or approval of or in accordance with the instructions of the Majority Creditors shall be exercised by the Agent upon the request or instructions of the Majority Creditors. The Agent shall incur no liability to the Lenders under or in respect of any of the Facility Documents with respect to anything which it may do or refrain from doing in the exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct. The Agent shall in all cases be fully protected in acting or refraining from acting under any of the Facility Documents in accordance with the instructions of the Majority Creditors and any action taken or failure to act pursuant to such instructions shall be binding on all Transaction Parties. In respect of any notice by or action taken by the Agent hereunder, no Credit Party shall at any time be obliged to enquire as to the right or authority of the Agent to so notify or act.

9.8	Notice of Events of Default

In the event that the Agent shall acquire actual knowledge or shall have been notified of any Default, the Agent shall promptly notify the Transaction Parties and shall take such action and assert such rights under Section 8.2 of this Agreement and under the other Facility Documents as the Majority Creditors shall request in writing and the Agent shall not be subject to any liability by reason of its acting pursuant to any such request. If the Majority Creditors shall fail for five Business Days after receipt of the notice of any Default to request the Agent to take such action or to assert such rights under any of the Facility Documents in respect of such Default, the Agent may, but shall not be required to, and subject to subsequent specific instructions from the Majority Creditors, take such action or assert such rights (other than rights under Section 8.2 of this Agreement or under the other Facility Documents and other than giving an express waiver of any Default) as it deems in its discretion to be advisable for the protection of the Transaction Parties except that, if the Majority Creditors have instructed the Agent not to take such action or assert such rights, in no event shall the Agent act contrary to such instructions unless required by law to do so.

9.9	Responsibility Disclaimed

The Agent shall be under no liability or responsibility whatsoever as agent hereunder:

(a)

to any Credit Party or any other Person as a consequence of any failure or delay in the performance by, or any breach by, any Transaction Party of any of its or their obligations under any of the Facility Documents;

(b)	to any Transaction Party as a consequence of any failure or delay in performance by, or any breach by, any Credit Party of any of its obligations under any of the Facility Documents; or

(c)

to any Transaction Party for any statements, representations or warranties in any of the Facility Documents or in any other documents contemplated hereby or thereby or in any other information provided pursuant to any of the Facility Documents or any other documents contemplated hereby or thereby or for the validity, effectiveness, enforceability or sufficiency of any of the Facility Documents or any other document contemplated hereby or thereby.

9.10	Indemnification

The Lenders and the Production Payment Termination Fee Holder agree to indemnify the Agent (to the extent not reimbursed by the Credit Parties), pro rata based on their respective Pro Rata Shares, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature whatsoever which may be imposed on, incurred by or asserted against the Agent in any way relating to or arising out of any of the Facility Documents or any other document contemplated hereby or thereby or any action taken or omitted by the Agent under any of the Facility Documents or any document contemplated hereby or thereby, except that no Lender or Production Payment Termination Fee Holder shall be liable to the Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of the Agent.

9.11	Credit Decision

Each Lender represents and warrants to the Agent that:

(a)

in making its decision to enter into this Agreement and to make its Pro Rata Share of the Facility available to the Borrower, it is independently taking whatever steps it considers necessary to evaluate the financial condition and affairs of the Credit Parties and that it has made an independent credit judgment without reliance upon any information furnished by the Agent; and

(b)	so long as any portion of the Facility is being utilized by the Borrower, it will continue to make its own independent evaluation of the financial condition and affairs of the Credit Parties.

9.12	Successor Agent

Subject to the appointment and acceptance of a successor Agent as provided below, the Agent may resign at any time by giving 30 days written notice thereof to the Borrower and the Transaction Parties. Upon any such resignation, the Majority Creditors shall have the right to appoint a successor Agent who shall be one of the Lenders unless none of the Lenders wishes to accept such appointment. If no successor Agent shall have been so appointed and shall have accepted such appointment by the time of such resignation, then the retiring Agent may, on behalf of the Transaction Parties, appoint a successor Agent. Upon the acceptance of any appointment as Agent hereunder by a successor Agent, such successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the retiring Agent (in its capacity as Agent but not in its capacity as a Lender) and the retiring Agent shall be discharged from its duties and obligations hereunder (in its capacity as Agent but not in its capacity as a Lender). After any retiring Agent’s resignation hereunder as the Agent, provisions of this Article 9 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Agent.

9.13	Delegation by Agent

The Agent shall have the right to delegate any of its duties or obligations hereunder as Agent to any Affiliate of the Agent so long as the Agent shall not thereby be relieved of such duties or obligations.

9.14	Waivers and Amendments

(a)

Subject to Sections 9.14(b), (c), (d) and (e) any term, covenant or condition of any of the Facility Documents may only be amended with the prior consent of the Credit Parties party thereto and the Majority Creditors or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Agent with the consent of the Majority Creditors and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default.

(b)	With the prior written consent of all the Lenders (and not otherwise), any amendment of or waiver with respect to any provision of this Agreement, as applicable, may act to:

(i)	increase the amount of the Facility;

(ii)	extend the Stated Maturity Date;

(iii)

extend the time for the payment of interest on the Advance, forgive any portion of principal thereof, reduce the stated rate of interest thereon or amend the requirement of pro rata application of all amounts received by the Agent in respect of the Facility;

(iv)	amend the definition of Majority Lenders;

(v)	reduce the stated amount or postpone the date for payment of fees or other amounts to be paid in respect of the Facility; or

(vi)	permit any subordination of any of the Facility Indebtedness.

(c)	With the prior written consent of all the Transaction Parties (and not otherwise), any amendment of or waiver with respect to any provision of the Facility Documents, as applicable, may act to:

(i)	waive any conditions precedent;

(ii)	amend the definition of Majority Creditors or Pro Rata Share;

(iii)	release or discharge any guarantee or, except as otherwise permitted pursuant to Section 9.19, other Security Documents, in whole or in part;

(iv)	amend the Intercreditor Agreement; or

(v)	alter the terms of this Section 9.14.

(d)	No amendment to or waiver of any provision hereof to the extent it affects the rights or obligations of the Agent shall be effective without the prior written consent of the Agent.

(e)

This Article 9 may be amended by the Agent and the Transaction Parties without the prior written consent of the Credit Parties to the extent any such amendments do not materially or adversely affect the rights or obligations of any of the Credit Parties.

9.15	Delegation by Agent Conclusive and Binding

Any determination to be made by the Agent on behalf of or with the approval of the Majority Creditors in accordance with this Agreement shall be made by the Agent in good faith and, if so made, shall be binding on all parties, absent manifest error. The Credit Parties are entitled to assume that any action taken by the Agent under or in connection with any Facility Document has been appropriately authorized by the Transaction Parties or the Majority Creditors, as the case may be, pursuant to the terms hereof.

9.16	Adjustments among Lenders after Acceleration

(a)

The Lenders agree that, at any time after all indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 8.2 or after the cancellation or termination of the Facility, they will at any time or from time to time upon the request of any Lender through the Agent purchase portions of the availments made available by the other Lenders which remain outstanding, and make any other adjustments which may be necessary or appropriate, in order that the amounts of the availments made available by the respective Lenders which remain outstanding, as adjusted pursuant to this Section 9.16, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Facility immediately prior to such acceleration, cancellation or termination.

(b)

The Lenders agree that, at any time after all Indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 8.2 or after the cancellation or termination of the Facility, the amount of any payment made by the Credit Parties under this Agreement, and the amount of any proceeds of the exercise of any rights or remedies of the Lenders under the Facility Documents, which are to be applied against amounts owing hereunder as principal, will be so applied in a manner such that to the extent possible, the availments made available by the Lenders which remain outstanding, after giving effect to such application, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Facility immediately prior to the cancellation or termination thereof immediately prior to such acceleration, cancellation or termination.

(c)

For greater certainty, the Lenders acknowledge and agree that without limiting the generality of the provisions of paragraphs (a) and (b) above, such provisions will have application if and whenever any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, compensation, or otherwise), other than on account of any monies owing or payable by the Borrower to it under the Facility Documents in excess of its Pro Rata Share of payments on account of monies owing by the Borrower to all the Lenders thereunder.

(d)

The Credit Parties agree to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 9.16.

9.17	Redistribution of Payment

If a Lender shall receive payment of a portion of the aggregate amount of principal, interest and fees due to it hereunder including by way of set-off pursuant to Section 8.5 which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal, interest and fees due in respect of the Facility, the Lender receiving such proportionately greater payment shall purchase a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in that portion of the aggregate outstanding credit of the other Lender or Lenders so that the respective receipts shall be pro rata to their respective Pro Rata Shares; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered from the Borrower, such purchase shall be rescinded and the purchase price paid for such participation shall be returned by such selling Lender or Lenders to the extent of such recovery, but without interest.

9.18	Distribution of Notices

Except as otherwise expressly provided herein, promptly after receipt by the Agent of any notice or other document which is delivered to the Agent hereunder on behalf of the Lenders, the Agent shall provide a copy of such notice or other document to each of the Lenders; provided, however, that a copy of any such notice delivered at any time during the continuance of an Event of Default shall be delivered by the Agent to each of the Lenders.

9.19	Discharge of Security

To the extent a sale or other disposition of the Platinum Group Assets is permitted pursuant to the provisions hereof, the Lenders hereby authorize the Agent, at the cost and expense of the Borrower, to execute such discharges and other instruments which are necessary for the purposes of releasing and discharging the Security therein or for the purposes of recording the provisions or effect thereof in any office where the Security Documents may be registered or recorded or for the purpose of more fully and effectively carrying out the provisions of this Section 9.19.

9.20	Decision to Enforce Security

Upon the Security becoming enforceable in accordance with its terms, the Agent shall promptly so notify each of the Transaction Parties. Any Transaction Party may thereafter provide the Agent with a written request to enforce the Security. Forthwith after the receipt of such a request, the Agent shall seek the instructions of the Majority Creditors as to whether the Security should be enforced and the manner in which the Security should be enforced. In seeking such instructions, the Agent shall submit a specific proposal to the Transaction Parties. From time to time, any Transaction Party may submit a proposal to the Agent as to the manner in which the Security should be enforced and the Agent shall submit any such proposal to the Transaction Parties for approval of the Majority Creditors. The Agent shall promptly notify the Transaction Parties of all instructions and approvals of the Majority Creditors. If the Majority Creditors instruct the Agent to enforce the Security, each of the Transaction Parties agrees to accelerate the Transaction Indebtedness owed to it to the extent permitted under the relevant Facility Document and in accordance with the relevant Facility Document.

9.21	Enforcement

Subject to Applicable Laws, the Agent reserves the sole right to enforce, or otherwise deal with, the Security and the Intercreditor Agreement and to deal with the Credit Parties and the First Lien Agent in connection therewith; provided, however, that the Agent shall so enforce, or otherwise deal with, the Security as the Majority Creditors shall instruct, subject always to the terms of the Intercreditor Agreement.

9.22	Application of Cash Proceeds of Realization

(a)

All Proceeds of Realization not in the form of cash shall be forthwith delivered to the Agent and disposed of, or realized upon, by the Agent in such manner as the Majority Creditors may approve so as to produce Cash Proceeds of Realization. To the extent any cash Proceeds of Realization are received by the Agent in a currency other than United States dollars, such cash Proceeds of Realization shall be converted by the Agent into United States dollars using the then current Bank of Canada noon spot rate for the purchase of United States dollars.

(b)

Subject to the claims, if any, of secured creditors of the Credit Parties whose security ranks in priority to the Security, all Cash Proceeds of Realization shall be applied and distributed, and the claims of the Transaction Parties shall be deemed to have the relative priorities which would result in the Cash Proceeds of Realization being applied and distributed, as follows:

(i)

firstly, to the payment of all outstanding fees due to the Agent hereunder and all costs and expenses incurred by the Agent (including all legal fees and disbursements) in the exercise of all or any of the powers granted to it hereunder or under the guarantees and other Security Documents and in payment of all of the remuneration of any receiver and all costs and expenses properly incurred by such receiver (including all legal fees and disbursements) in the exercise of all or any powers granted to it under the Security Documents;

(ii)	secondly, in payment of all amounts of money borrowed or advanced by the Agent or such receiver pursuant to the Security Documents and any interest thereon;

(iii)

thirdly, to the payment of the Transaction Indebtedness (including, where applicable, to the provision of cash collateral in respect of any Transaction Indebtedness which has not then matured, for application against the same once it has matured) as the Agent may determine or otherwise notify to the Borrower to the respective Transaction Parties as follows: first to repay accrued and unpaid interest under the Production Payment Termination Obligations, second to payment of the Termination Fee, third to repay accrued and unpaid interest under the Facility Indebtedness and fourth to repay principal under the Facility Indebtedness; and

(iv)	the balance, if any, in accordance with Applicable Law.

9.23	Collective Action of the Transaction Parties

Each of the Transaction Parties hereby acknowledges that to the extent permitted by Applicable Law, any collateral security and the remedies provided under the Facility Documents to the Transaction Parties are for the rateable benefit of the Transaction Parties collectively and acting together and not severally and further acknowledges that its rights hereunder and under any collateral security are to be exercised not severally, but by the Agent upon the decision of the Majority Creditors (or such other number or percentage of the Transaction Parties as shall be expressly provided for in the Facility Documents). Accordingly, notwithstanding any of the provisions contained herein or in any collateral security, each of the Transaction Parties hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder including any declaration of default hereunder or thereunder but that any such action shall be taken only by the Agent with the prior written agreement of the Majority Creditors (or such other number or percentage of the Transaction Parties as shall be expressly provided for in the Facility Documents) except that, where any Applicable Laws prohibit, restrict or limit the ability of the Agent to act on behalf of or enforce or exercise any of the rights of the Transaction Parties under the Security Documents, the Transactions Parties shall be entitled to exercise or enforce their rights under the Security Documents jointly. Each of the Transaction Parties hereby further covenants and agrees that upon any such written agreement being given, it shall co-operate fully with the Agent to the extent requested by the Agent. Notwithstanding the foregoing, in the absence of instructions from the Majority Creditors and where in the sole opinion of the Agent the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Transaction Parties take such action on behalf of the Transaction Parties as it deems appropriate or desirable in the interest of the Transaction Parties.

9.24	Assignment of Security

Forthwith upon the full and indefeasible payment of all Facility Indebtedness, the Agent shall assign, and the Production Payment Termination Fee Holder shall assume, all right, title and interest in and to the Security Documents and the Agent shall thereafter be freed of all obligations thereunder to the Transaction Parties. The Borrower acknowledges and agrees, for and on behalf of each Credit Party, to the foregoing arrangement and shall execute any documents and provide all instructions as may be necessary to effect the aforementioned assignment and assumption.

ARTICLE 10
NOTICES

10.1	Notice to the Borrower

Any notice to the Borrower or any other Credit Party under the provisions of this Agreement or any other Facility Document shall be valid and effective if delivered personally, by courier, by email or other electronic means, to or, if given by registered mail, postage prepaid, addressed to, the Borrower at Suite 788 - 550 Burrard Street, Vancouver, BC V6C 2B5, Tel: 604.899.5450, Attention: President and Chief Executive Officer, Email: rmjones@platinumgroupmetals.net, with a copy to (which shall not constitute notice) Blake, Cassels & Graydon LLP, Suite 2600, 595 Burrard Street, Three Bentall Centre, Vancouver, BC V7X 1L3, Tel: 604.631.3300, Attention: Samantha Rossman, Email: samantha.rossman@blakes.com and shall be deemed to have been given on the date of delivery personally, by courier, by email or other electronic means, if so delivered prior to 5:00 pm (Toronto time) on a Business Day and otherwise on the next Business Day or on the third Business Day after such letter has been mailed, as the case may be. The Borrower may from time to time notify the Agent of a change in address which thereafter, until changed by further notice, shall be the address of the Borrower and each other Credit Party for all purposes of this Agreement and the other Facility Documents.

10.2	Notice to the Finance Parties

Any notice from any of the Credit Parties to any of the Finance Parties under the provisions of this Agreement or any other Facility Document shall be valid and effective if delivered personally, by courier or by email or other electronic means to or, if given by registered mail, postage prepaid, addressed to the relevant Finance Party(ies), c/o the Agent, at its principal office at 175 Berkeley Street, Boston, Massachusetts, 02116 Tel: 617.654.4374, Email: noticesLMM@lmi.com, Attention: Senior Managing Director, with a copy to (which shall not constitute notice) Fasken Martineau DuMoulin LLP, 333 Bay Street, Suite 2400, Bay Adelaide Centre, Box 20, Toronto, ON M5H 2T6, Tel: 416.366.8381, Attention: Krisztian Toth, Email: ktoth@fasken.com and shall be deemed to have been given on the date of delivery personally or by email or other electronic means if so delivered prior to 5:00 p.m. (Toronto time) on a Business Day and otherwise on the next Business Day or on the third Business Day after such letter has been mailed, as the case may be. The Agent may from time to time notify the Borrower of a change in address which thereafter, until changed by further notice, shall be the address of the Agent and (vis-a-vis the Credit Parties) of the Finance Parties for all purposes of this Agreement and the other Facility Documents.

10.3	Valid Notice

Any notice from any of the Finance Parties to any other Finance Parties under the provisions of this Agreement or any other Facility Document shall be valid and effective if delivered personally, by courier, by email or other electronic means (which electronic transmission notice shall be sent with a “read receipt” request to qualify as a valid notice hereunder) to or, if given by registered mail, postage prepaid, addressed to the relevant Finance Party(ies), at its address set out in Section 10.2 or in Schedule A, as applicable, and shall be deemed to have been given on the date of delivery personally, by email or other electronic means if so delivered prior to 5:00 p.m. (Toronto time) on a Business Day and otherwise on the next Business Day or on the third Business Day after such letter has been mailed, as the case may be. Each Finance Party may from time to time notify the other Finance Parties of a change in address which thereafter, until changed by further notice, shall be the address of such Finance Party (vis-a-vis the other Finance Parties) for all purposes of this Agreement and the other Facility Documents. Any party sending a notice hereunder by email or other electronic means shall, in order to constitute valid notice hereunder, have received a confirmation of receipt from the intended recipient’s email server.

10.4	Waiver of Notice

Any notice provided for in this Agreement may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice.

ARTICLE 11
INDEMNITIES, TAXES, CHANGES IN CIRCUMSTANCES

11.1	General Indemnity

The Borrower expressly declares and agrees as follows:

(a)

each Finance Party, its partners and its and their directors, officers, employees, agents and all of their respective representatives, heirs, successors and assigns (collectively, the “Indemnified Parties”) will at all times be indemnified and saved harmless by the Borrower from and against all claims, demands, losses, actions, causes of action, costs, charges, expenses, damages and liabilities whatsoever arising in connection with this Agreement and the other Facility Documents (except any loss, expense, claim, proceeding, judgment or liability described in Section 11.2 or resulting from Taxes, other than Taxes imposed on non-Tax claims and Taxes for which specific indemnification is provided in othersections of this Agreement), including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Finance Parties contemplated hereby, legal fees and disbursements on a solicitor and client basis and costs and expenses incurred in connection with the enforcement of this indemnity, which the Finance Party may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Finance Party and including any act, deed, matter or thing in relation to the registration, perfection, release or discharge of security. The foregoing provisions of this subsection do not apply to the extent that the Finance Party or its employees or agents were grossly negligent or acted with wilful misconduct in relation to their obligations hereunder. This indemnity shall survive the termination of this Agreement or the resignation, replacement or termination of the Finance Party; and

(b)

each Finance Party may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cable, email or other electronic or other paper or electronic document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

11.2	Environmental Indemnity

The Borrower hereby indemnifies and holds harmless and will defend the Indemnified Parties against any loss, expenses, claim, proceedings, judgment, liability or asserted liability (including strict liability and including costs and expenses of investigation, abatement and remediation and monitoring of spills or releases of Hazardous Materials and including liabilities of the Indemnified Parties to, and obligations or claims asserted against the Indemnified Parties by, third parties (including governmental agencies), in any case in respect of liabilities, violations or obligations under Environmental Laws, bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities to third parties for the third parties’ foreseeable and unforeseeable consequential damages) incurred or sustained by or threatened upon the Indemnified Party as a result of or in connection with the administration or enforcement of this Agreement or any other Facility Document, including without limitation the exercise by any Finance Party of any rights hereunder or under the Security Documents, which result from or relate, directly or indirectly, to:

(a)	the presence or release of any Hazardous Materials, by any means or for any reason, on, to, from, beneath or in the vicinity of the Platinum Group Assets or any Credit Party’s other property;

(b)	any Environmental Matter associated with the Borrower; or

(c)	any violation, liability under or any breach or alleged breach of any Environmental Laws by the Borrower or any other Credit Party.

For purposes of this Section 11.2, “liability” shall include (A) any liability for costs and expenses of any investigation, abatement and remediation of spills and releases of Hazardous Materials where such investigation, abatement and remediation is (1) prudent for the continued operation of the Project or any part thereof, (2) required by Environmental Laws, or (3) required to maintain the value and use of the Platinum Group Assets or other property, (B) liability under any Environmental Laws including to any third party to reimburse the third party for bodily injuries, property damages and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party, (C) any liability for damage suffered by the third party referred to in clause (B) above, (D) any liability of an Indemnified Party for damage to or impairment of the environment and (E) any liability for court costs, expenses of alternative dispute resolution proceedings, and fees and disbursements of expert consultants and legal counsel on a solicitor and own client basis.

11.3	Action by Agent to Protect Interests

The Agent shall have the power to institute and maintain all and any such actions, suits or proceedings and to take any other action as it may consider necessary or expedient, to preserve, protect or enforce any Finance Party’s interests. The Agent may conduct all such due diligence from time to time as it deems prudent or necessary, including environmental due diligence, and may remedy all breaches or other conditions or circumstances which the Agent may in its discretion determine to either expose any Finance Party to potential liability or jeopardize in any way the collateral secured by the Security Documents, all at the expense of the Borrower.

11.4	Currency Indemnity

If under any Applicable Law and whether pursuant to a judgment being made or registered against any Credit Party or for any other reason, any payment of all or part of the Indebtedness owing by any Credit Party under or in connection with any Facility Document is made or is satisfied in a currency other than U.S. currency (the “Other Currency”), then to the extent that the payment (when converted into U.S. currency at the prevailing rate of exchange on the date of payment, or, if it is not practicable for the relevant Finance Party to purchase U.S. currency with the Other Currency on the date of payment, at the rate of exchange as soon thereafter as it is practicable for it to do so) actually received by the Finance Party falls short of the amount of the Indebtedness required to be paid, the Borrower shall, as a separate and independent obligation, indemnify and hold harmless the Finance Party against the amount of such shortfall. For the purpose of this Agreement, “rate of exchange” means the rate at which the relevant Finance Party is able on a foreign exchange market selected by such Finance Party on the relevant date to purchase U.S. currency with the Other Currency and shall take into account any premium and other costs of exchange.

11.5	Payments Free and Clear of Taxes

(a)

Any and all payments made and other consideration provided (including without limitation the Securities) by a Credit Party hereunder or under any other Facility Document (any such payment or other consideration being hereinafter referred to as a “Payment”) to or for the benefit of the Agent, any Lender or any Tax-Related Person shall be made without set-off or counterclaim, and free and clear of, and without deduction or withholding for, or on account of, any and all present or future Taxes, except to the extent such deduction or withholding is required by law or the administrative practice of any Governmental Authority.

(b)

If the Credit Party shall be so required to deduct or withhold any Taxes from or in respect of any Payment made to or for the benefit of the Agent, any Lender or any Tax-Related Person, the Borrower shall:

(i)	promptly notify the Agent of such requirement;

(ii)	make such deduction or withholding;

(iii)

pay to the relevant Governmental Authority in accordance with Applicable Law the full amount of Taxes required to be deducted or withheld (including the full amount of Taxes required to be deducted or withheld from any additional amount paid by the Credit Party to the Agent or such Lender under this Section 11.5), within the time period required by Applicable Law;

(iv)

as promptly as reasonably practicable thereafter, forward to the Agent, such Lender or Tax-Related Person, as the case may be, an original official receipt (or a certified copy), or other documentation reasonably acceptable to the Agent and such Lender, evidencing such payment to such Governmental Authority; and

(v)

If such Taxes are Indemnified Taxes, the Borrower shall pay or provide to the Agent in addition to the Payment to which the Agent, such Lender or Tax-Related Person is otherwise entitled, such additional amount (or consideration) as is necessary to ensure that the net amount (or consideration) actually received by the Agent, such Lender or Tax-Related Person, as the case may be, and each of their Tax Related Persons (free and clear of, and net of, any such Indemnified Taxes, including the full amount of any Taxes required to be deducted or withheld from any additional amount (or consideration) paid or provided by the Credit Party under this Section 11.5(a), whether assessable against the Credit Party, the Agent or such Lender) equals the full amount (or consideration) the Agent or such Lender, as the case may be, and each of their Tax Related Persons would have received had no such deduction or withholding been required.

(c)

In addition, the Borrower agrees to pay any and all present or future stamp or documentary taxes or excise or property taxes, charges or levies of a similar nature, which arise from any Payment under, or from the execution, delivery or registration of, or otherwise with respect to, the Facility Documents and the transactions contemplated hereby or thereby other than Excluded Taxes (any such amounts being hereinafter referred to as “Other Taxes”).

(d)

The Borrower hereby indemnifies and holds harmless the Agent, each Lender and each of their Tax Related Persons, on an after-Taxes basis, for the full amount of Indemnified Taxes and Other Taxes, interest, penalties and other liabilities, levied, imposed or assessed against (and whether or not paid directly by) the Agent, such Lender and each of their Tax Related Persons as applicable, and for all expenses, resulting from or relating to any Credit Party’s failure to:

(i)	remit to the Agent, such Lender or their respective Tax Related Persons the documentation referred to in Section 11.5(b)(iv); or

(ii)	pay any Taxes or Other Taxes when due to the relevant Governmental Authority (including any Taxes imposed by any Governmental Authority on amounts payable under this Section 11.5);

whether or not such Indemnified Taxes or Other Taxes were correctly or legally assessed, provided that if the Borrower reasonably believes that such Taxes were not correctly or legally asserted, the Agent, the Lender or the Tax Related Person, as applicable, will use reasonable commercial efforts to cooperate with the Borrower to obtain a refund of such Taxes (which refund, when received, shall be repaid to the Borrower in accordance with Section 11.5(g)) so long as such efforts would not, in the sole determination of the Agent, the Lender or the Tax Related Person, result in any additional out-of-pocket costs or expenses not reimbursed by the Borrower or be otherwise materially disadvantageous to the Agent, the Lender or the Tax Related Person, as applicable. The Agent or any Lender (each on behalf of itself or their Tax Related Persons) who pays any Indemnified Taxes or Other Taxes, shall promptly notify the Borrower of such payment, provided, however, that failure to provide such notice shall not detract from, or compromise, the obligations of the Borrower under this Section 11.5. Payment pursuant to this indemnification under this Section 11.5(d) shall be made within 30 days from the date the Agent or the relevant Lender, as the case may be, makes written demand therefor accompanied by a certificate as to the amount of such Indemnified Taxes or Other Taxes, which shall be conclusive absent manifest error. Notwithstanding the foregoing, the Borrower shall not be obligated to indemnify the Agent or any Lender for any expenses related to Taxes or Other Taxes arising from the gross negligence or wilful misconduct of the Agent or any Lender or any Tax Related Person any breach of this Agreement by the Agent or any Lender or as determined by court of competent jurisdiction.

(e)

The Borrower also hereby indemnifies and holds harmless the Agent, each Lender and each of their Tax Related Persons, on an after-Taxes basis, for any additional taxes on net income that the Agent, such Lender may be obliged to pay as a result of the receipt of amounts from the Borrower (or the Agent) under this Section 11.5.

(f)

No Finance Party shall be under any obligation to arrange its tax affairs in any particular manner or be obliged to disclose any information regarding its tax affairs or computations to the Credit Parties or any other Person in connection with this Section 11.5.

(g)

If the Agent or any Lender or any Tax Related Person determines in its sole discretion (exercised in good faith) that it has received a refund of Indemnified Taxes or Other Taxes for which a payment has been made by the Borrower under this Section 11.5, then the Agent or such Lender, as the case may be, shall pay such amount (if any) to the Borrower (but not exceeding any payment made under this Section 11.5 giving rise to such refund), net of all out-of-pocket expenses of the Agent or such Lender or Tax Related Person, as the case may be, and other adjustments which the Agent or such Lender or Tax Related Person, as the case may be, reasonably determines will leave it (after that payment) in the same after- tax position it would have been in had such Indemnified Taxes or Other Taxes not been deducted, withheld or otherwise imposed and the indemnification payments had never been paid. The Borrower, upon the request of the Agent or any Lender, as the case may be, agrees to repay to the Agent or such Lender any portion of such refund paid over to the Borrower that the Agent, such Lender or any of its Tax Related Persons is required to repay or pay, respectively, to the applicable taxing authority or jurisdiction and agrees to pay any interest, penalties or other charges paid by the Agent or such Lender as a result of or related to such repayment or payment. Neither the Agent nor any Lender shall be under any obligation to arrange its tax affairs in any particular manner so as to claim any refund or seek any other tax relief to which it may be entitled. Neither the Agent nor any Lender shall be obligated to disclose any information regarding its tax affairs or computations (including its tax returns) to the Borrower or any other Person in connection with this Section 11.5(g) or any other provisions of this Section 11.5.

(h)

The Borrower’s and Lenders’ obligations under this Section 11.5 shall survive without limitation the termination of the Facility and this Agreement and all other Facility Documents and the permanent repayment of the outstanding credit and all other amounts payable hereunder. The Lenders shall cause all Tax Related Persons to comply with this Section 11.5.

(i)

If the Borrower is now or hereafter required pursuant to Section 11.5 to make any additional payment to any Lender (in this Section 11.5(i), an “Affected Lender”), then the Borrower may elect, if such amounts continue to be charged, to replace such Affected Lender as a Lender party to this Agreement, provided that no Default shall have occurred and be continuing at the time of such replacement, and provided further that, concurrently with such replacement, (i) another Lender designated by the non-Affected Lenders shall agree (or in the event that no Lender is so designated, a bank or other entity which is reasonably satisfactory to the Borrower and the Agent shall agree), as of such date, to purchase for cash the Facility Indebtedness due to the Affected Lender pursuant to an assignment and assumption in a form reasonably acceptable to the Borrower and Agent and to become a Lender for all purposes under this Agreement and to assume all obligations of the Affected Lender to be terminated as of such date and to comply with the requirements of Section 12.4 applicable to assignments, and (ii) the Borrower shall pay to such Affected Lender in same day funds on the day of such replacement all interest, fees and other amounts then accrued but unpaid to such Affected Lender by the Borrower hereunder to and including the date of termination, including without limitation payments due to such Affected Lender under Section 2.4.

(j)

The Agent, a Lender or a Tax Related Person (each, in this Section 11.5, a “Recipient”) that is entitled to an exemption from or reduction of any withholding Tax with respect to any payments made under any of the Facility Documents shall deliver to the Borrower and the Agent, at the time or times reasonably requested by the Borrower or the Agent, such properly completed and executed documentation as the Borrower or the Agent may reasonably request to permit such payments to be made without withholding or at a reduced rate of withholding. In addition, the Agent or a Lender, on behalf of itself or a Tax Related Person of the Agent or the Lender that is a Recipient, if reasonably requested by the Borrower or the Agent, shall deliver such other documentation reasonably requested by the Borrower or the Agent as will enable the Borrower or the Agent to determine whether or not such Recipient is subject to withholding or information reporting requirements. The Agent and each Lender on behalf of itself and each Tax Related Person of such Lender agree that if any documentation it previously delivered expires or becomes obsolete or inaccurate in any material respect, it shall, at the Borrower’s request and expense, update such documentation or promptly notify the Borrower and the Agent in writing of its legal ineligibility to do so.

ARTICLE 12
MISCELLANEOUS

12.1	No Waiver; Remedies Cumulative

No failure on the part of any Finance Party to exercise, and no delay in exercising, any right, remedy, power or privilege under any Facility Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, remedy, power or privilege preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights and remedies of the Finance Parties under the Facility Documents are cumulative and not exclusive of any rights, remedies, powers and privileges that may otherwise be available to any relevant Finance Party.

12.2	Survival

All covenants, agreements, representations and warranties made in any of the Facility Documents shall, except to the extent otherwise provided therein, survive the execution and delivery of this Agreement and the Advance of the Facility, and shall continue in full force and effect so long as any principal amount remains outstanding hereunder or any other Obligations under any Facility Document remain unpaid or any obligation to perform any other act hereunder or under any other Facility Document remains unsatisfied.

12.3	Benefits of Agreement

The Facility Documents are entered into for the sole protection and benefit of the parties thereto and their successors and assigns, and no other Person (other than the Indemnified Persons) shall be a direct or indirect beneficiary of, or shall have any direct or indirect cause of action or claim in connection with, any Facility Document.

12.4	Binding Effect; Assignment

This Agreement shall become effective when it shall have been executed by each of the parties hereto and thereafter shall be binding upon, inure to the benefit of and be enforceable by such parties and their respective permitted successors and assigns. No Credit Party shall have the right to assign its rights and obligations hereunder or under the other Facility Documents or any interest herein or therein without the prior written consent of the Agent (acting on the instructions of the Lenders in the case of this Agreement and the Production Payment Termination Fee Holder in the case of the Production Payment Agreement Termination Agreement). Each relevant Transaction Party reserves the right to sell, assign, transfer or grant participations in, all or any portion of such Transaction Party’s rights and obligations hereunder and under the other Facility Documents to which it is a party to any other Person, provided that (except in the case of a grant of a participation) (i) any such act shall require the prior written consent of the Agent (acting in accordance with the instructions of the Majority Creditors, in their sole discretion); (ii) any such sale, assignment or transfer to a Person to whom Payments hereunder or under the Production Payment Agreement Termination Agreement would result in the Borrower having to pay additional amounts under Section 11.5(b)(v) (in amounts greater than those, if any, which would have been payable had the sale, assignment or transfer not been made) shall require the prior written consent of the Borrower (unless a Default has occurred in which case no prior consent from the Borrower shall be required); (iii) the right to receive any Securities may not be assigned unless the proposed assignment complies with all Applicable Securities Legislation and provided further that the Borrower shall have no obligation to issue Securities to any assignee if such issuance would require the preparation or filing of any prospectus, registration statement or similar document under any Applicable Securities Legislation or otherwise violate any Applicable Securities Legislation, provided always that in such circumstances, the Borrower shall deliver the cash equivalent of any such Securities to be issued) and (iv) no assignment, transfer or grant of participations in all or any portion of such Lender’s rights and obligations hereunder and under the other Facility Documents may be made to any Person prohibited from holding any such rights and obligations under Applicable Law. In the event of any such grant of a participation, the granting Lender’s obligations under this Agreement to the Borrower shall (except as set forth in the preceding sentence) remain unchanged, such Lender shall remain solely responsible for the performance thereof and the Credit Parties shall continue to be obligated to such Lender in connection with such Lender’s rights under this Agreement and the other Facility Documents (including in respect of the interest in respect of which the Lender has granted a participation). In the event of any such assignment, upon written notice thereof to the Borrower, the assignee shall be deemed to be a “Lender” for all purposes of the Facility Documents with respect to the rights and obligations assigned to it, and the rights and obligations of the assigning Lender so assigned shall thereupon terminate. The Agent, acting solely for this purpose as a non-fiduciary agent of the Borrower, shall maintain a register for the recordation of the names and addresses of the Lenders and principal amounts (and stated interest) of the loan owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Credit Parties and the Finance Parties shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice. The Borrower and each other Credit Party shall, from time to time upon request of the Agent, enter into such amendments to the Facility Documents and execute and deliver such other documents as shall be necessary to effect any such grant or assignment. The Borrower agrees that in connection with any such grant or assignment, the Agent may deliver to the prospective participant or assignee financial statements and other relevant information relating to the Borrower and the Subsidiaries. In the event of any such participation, each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each participant and the principal amounts (and stated interest) of each Participant’s interest in the loans or other obligations under this Agreement (the “Participant Register”); provided that no Lender shall have any obligation to disclose the identity of the Participant or the amount such Participant holds. The Initial Lender hereby undertakes to use its commercially reasonable best efforts to provide the Borrower with at least 14 days prior notice of its intent to assign its rights hereunder to any Person which is not an affiliate of the Initial Lender. Any failure to provide such notice shall not derogate from the Initial Lender’s rights hereunder and the Borrower shall not make any claim for compensation or damages as a result of any such failure. Notwithstanding any of the foregoing, no assignment hereunder by any party hereto unless the relevant assignee shall have acknowledged the terms of, and agreed to be bound by, the Intercreditor Agreement.

12.5	Maximum Return

Notwithstanding any other provision of this Agreement or any other Facility Document:

(a)

In this Section 12.5, “interest” and “credit advanced” have the meanings ascribed to them in Section 347 of the Criminal Code (Canada), and “Canadian Maximum Rate” means the highest effective annual rate of interest calculated in accordance with generally accepted actuarial practices and principles, on the credit advanced under an agreement or arrangement, which is lawfully permitted under Section 347 of the Criminal Code (Canada);

(b)

If, by entering into this Agreement and the other Facility Documents, the Transaction Parties (or any of them) have entered into an agreement or arrangement to receive interest, on the credit advanced under the Facility Documents, in an amount which exceeds the Canadian Maximum Rate, then the interest will be reduced to the extent required to eliminate such excess (in the manner specified below);

(c)

If interest in the aggregate, on the credit advanced under this Agreement, is or is about to be received in an amount which exceeds the Canadian Maximum Rate, then the interest will be reduced, with retroactive effect, to the extent required to eliminate such excess (in the manner specified below), and if and to the extent so reduced the Lenders will return the same;

(d)

Any reduction of interest pursuant to clause (b) or clause (c) above will be made in the following order (in each case, only to the extent required): firstly, a reduction of the Drawdown Shares; secondly, a pro rata reduction of the interest rate under Section 2.4 and the Production Payment Agreement Termination Agreement; thirdly, a reduction of the Production Payment Termination Obligations; fourthly, a reduction of the amounts to be paid on account of the Finance Parties’ legal fees and other out-of-pocket expenses; and lastly, a reduction of any other amount(s) which constitute interest.

In the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries qualified for a period of ten (10) years and appointed by the Agent will be conclusive for the purposes of such determination. A certificate of an authorized signing officer of the Agent as to each amount, rate and/or other component of interest payable hereunder or in connection herewith from time to time shall be conclusive evidence of such amount, rate and/or other component, absent manifest error.

12.6	Entire Agreement

The Facility Documents reflect the entire agreement between the Borrower or any other Credit Party and the Finance Parties with respect to the matters set forth herein and therein and supersede any prior agreements, commitments, drafts, communication, discussions and understandings, oral or written, with respect thereto.

12.7	Severability

If any provision of any of the Facility Documents shall be prohibited by or invalid under Applicable Law in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such law or regulation, or, if for any reason cannot be so modified, it shall be ineffective and invalid only to the extent of such prohibition or invalidity without affecting the remaining provisions of such Facility Document, or the validity or effectiveness of such provision in any other jurisdiction.

12.8	Counterparts and Electronic Transmission

This Agreement may be executed in counterparts and by electronic transmission of an authorized signature and each such counterpart shall be deemed to form part of one and the same document.

[signature pages follow]

IN WITNESS WHEREOF the parties hereto have executed this Agreement under the hands of their proper officers duly authorized in that behalf.

BORROWER:

PLATINUM GROUP METALS LTD.

By:	/Signed/
Name:
Title:

By:
Name:
Title:

GUARANTOR:

PLATINUM GROUP METALS (RSA)
(PROPRIETARY) LIMITED

By:	/Signed/
Name:
Title:

By:	/Signed/
Name:
Title:

2

AGENT:

LIBERTY METALS & MINING
HOLDINGS, LLC

By:	/Signed/
Name:
Title:

By:
Name:
Title:

INITIAL LENDER AND PRODUCTION PAYMENT TERMINATION FEE HOLDER:

LIBERTY METALS & MINING
HOLDINGS, LLC

By:	/Signed/
Name:
Title:

By:	/Signed/
Name:
Title:

SCHEDULE A
LENDERS, PRINCIPAL ADVANCED AND NOTICE PARTICULARS

LENDERS	PRINCIPAL ADVANCED
Liberty Metals & Mining Holdings, LLC 175 Berkeley Street, Boston, Massachusetts, 02116	$40,000,000
TOTAL:	Total: $40,000,000

SCHEDULE B
SECURITY DOCUMENTS

General Security Agreement: General Security Agreement of the Borrower in favour of the Agent, pursuant to which (inter alia) such grantor grants Security Interests in all of its present and after-acquired personal property.

Guarantee: Guarantee of the Guarantor in favour of the Agent, pursuant to which each Guarantor guarantees payment and performance by the Borrower of all of its present and future obligations under the Facility Documents (“Guarantee”).

Cession and Pledge in Security: Cession and Pledge in Security agreement (“Cession and Pledge in Security”) under which the Borrower will pledge and grant a first priority Security Interest in favour of the Lenders and the Production Payment Termination Fee Holder (subject only to Permitted Encumbrances which by their nature or by reason of the Intercreditor Agreement would constitute prior ranking security) over all of the issued shares in the capital of the Guarantor.

Impala Guarantor Pledge Agreement: Pledge agreement executed by the Guarantor, pursuant to which the Guarantor pledges all of its interest in Waterberg JV (including without limitation the Shares and Shareholder Loans (as such terms are defined in the Waterberg Shareholder Agreement)) in favour of the Agent (the “Impala Guarantor Pledge Agreement”).

SCHEDULE C
CONSENTS, APPROVALS, ETC.

The following is a listing of all required consents, approvals, Authorizations, orders, waivers or agreements of, or registrations or qualifications with, any Governmental Authority, or any other body or authority, court, stock exchange, securities regulatory authority or other Person in connection with the transactions contemplated by this Agreement:

(a)

all consents, authorizations or approvals as may be required from the South African Reserve Bank in connection with the transactions contemplated by this Agreement (excluding, for greater certainty, the transactions under the Production Payment Agreement Termination Agreement), including but not limited to the approval of the Financial Surveillance Department of the South African Reserve Bank in respect of the payment, the guarantee, the granting of Security Interest and the performance (in each case as applicable) by the Guarantor and the Borrower of their respective obligations under the Credit Agreement, the Cession and Pledge in Security and the Guarantee (“SARB Approval”);

(b)	the consent and waiver of rights of Japan Oil, Gas and Metals Nationals Corporation (“JOGMEC”) pursuant to an agreement dated September 28, 2009 between JOGMEC, the Borrower, the Guarantor and Mnombo;

(c)	the consent and waiver of rights of the shareholders of Mnombo pursuant to a shareholders agreement dated March 30, 2012 between the Guarantor, Mlibo Gladly Mgudlwa, Luyanda Mgudlwa and Mnombo;

(d)	the 2017 SARB Approval; and

(a)

the approval by the NYSE MKT of the listing of the Drawdown Shares and the approval of the TSX of the Facility with the Production Payment Agreement Termination Agreement and the issuance and listing of the Drawdown Shares, including, for certainty, the applicable shareholder approval required by the TSX.

SCHEDULE D
PROJECT MAP

SCHEDULE E
MATERIAL AGREEMENTS

1.

Mining Licence issued to Maseve by the Department of Mineral Resources under reference no. NW 30/5/1/2/2/528 MR (as amended by notarial deed of amendment/variation executed on 15 May 2012) and registered under MPT number 111/2012 (Mining Right Register) and 14/2012 (Amendment of Mining Right Register), as amended from time to time.

2.	Electricity Supply Agreement dated 11 September 2013 entered into between Eskom Holdings SOC Ltd and Maseve (as amended by Amendment No. 1 dated 21 August 2015).

3.	Concentrate Sale Agreement dated 23 April 2013 entered into between Maseve and Rustenburg Platinum Mines Limited.

4.	Agreement between Magalies Water and Maseve dated 22 November 2012 in relation to the supply of bulk water for mining purposes.

5.

Shareholders Agreement means the Maseve shareholders agreement entered into on or about 24 April 2009 between the Guarantor, Africa Wide Mineral Prospecting and Exploration Proprietary Limited and Maseve.

6.	Management Agreement dated on or about 18 April 2012 between Maseve, the Guarantor and Africa Wide Mineral Prospecting and Exploration Proprietary Limited.

7.	The First Lien Facility Documents.

8.	Agreement entered into on or about October 16, 2017 by the Borrower, the Guarantor, JOGMEC, Tiger Gate, Mnombo, Impala and Waterberg JV (the “Waterberg Shareholder Agreement”).

9.

Share purchase agreement entered into on or about October 16, 2017 by the Guarantor, Tiger Gate, JOGMEC, Waterberg JV and Impala pursuant to which Impala would, among other things, acquire a 15% equity interest in Waterberg JV for $30,000,000 by acquiring 8.6% of the equity from the Guarantor and 6.4% of the equity from JOGMEC/Tiger Gate (the “Share Purchase Agreement”).

10.

Agreement entered into on or about October 16, 2017 by the Borrower, the Guarantor, Tiger Gate, JOGMEC, Mnombo, Impala and Waterberg JV, which provides, among other things, Impala with a right to increase its ownership stake to 50.01% of Waterberg JV by committing funding of $130,244,500 (the “Call Option Agreement”).

11.

Revised memorandum of incorporation of Waterberg JV dated October 16, 2017, agreed by the Borrower, the Guarantor, JOGMEC, Tiger Gate, Mnombo, Impala and Waterberg JV and filed with the appropriate governmental authorities, which supersedes and replaces the memorandum of incorporation of Waterberg JV dated February 17, 2014 (the “MOI”).

2

12.	Direct agreement entered into on or about October 16, 2017 by Impala, JOGMEC, Mnombo, the Borrower, the Guarantor, Tiger Gate, Waterberg JV and the Agent (the “Direct Agreement”).

13.

Direct agreement entered into on or about October 16, 2017 by Impala, JOGMEC, Mnombo, the Borrower, the Guarantor, Tiger Gate, Waterberg JV, Sprott Resource Lending Partnership, Resource Income Partners Limited Partnership, Natural Resource Income Investing Limited Partnership and Sprott Private Resource Lending (M), L.P. (the “Sprott Direct Agreement”).

14.	The RBPlat Term Sheet.

15.	Consent and waiver by the First Lien Agent dated September 25, 2017 with respect to the Impala Transactions and the transactions described in the RBPlat Term Sheet.

16.	Indenture dated as of June 30, 2017 between the Borrower and The Bank of New York Mellon, as trustee.

17.	Second Side Letter.

SCHEDULE F
EQUITY INTERESTS OF CREDIT PARTIES AND SUBSIDIARIES

Credit Party	Issuer	Description	Number and Type of Shares/Interests Issued	Percentage Held
Platinum Group Metals Ltd.	Platinum Group Metals RSA (Pty) Ltd.	Company	255 ordinary par value shares	100%
Platinum Group Metals RSA (Pty) Ltd.	Maseve Investments 11 (Pty) Ltd.	Company	26 464 ordinary no-par value shares	82.9%
Platinum Group Metals RSA (Pty) Ltd.	Mnombo Wethu Consultants (Pty) Ltd.	Company	499 ordinary no-par value shares	49.9%
Platinum Group Metals RSA (Pty) Ltd.	Waterberg JV Resources (Pty) Ltd.	Company	100,050 common shares	45.65%

SCHEDULE G
ACCOUNTS

Financial Institution	Address of Financial Institution	Account #	Account Type	Currency	Account Holder
Royal Bank of Canada	685 West Hastings Street, Vancouver, BC, V6B 1N9	100-511-5	Business Current Account	Canadian Dollar	Platinum Group Metals Ltd.
Royal Bank of Canada	685 West Hastings Street, Vancouver, BC, V6B 1N9	400-406-5	Business Current Account	United States Dollar	Platinum Group Metals Ltd.
Standard Bank of South Africa	Northcliff 258 Beyers Naude Drive Blackheath, Johannesburg 2195	0000208629521	Call Account	South African Rand	Platinum Group Metals RSA PTY
Standard Bank of South Africa	Northcliff 258 Beyers Naude Drive Blackheath, Johannesburg 2195	20 051 518 7	Business Current Account	South African Rand	Platinum Group Metals RSA PTY